FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on May 12, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	News release issued on May 18, 2006, by the registrant, announcing to partially amend its Articles of Incorporation.

3.	Notice of the 99th ordinary general meeting of shareholders (English translation) issued by the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.
By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: June 1, 2006

May 12, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, May 12, 2006 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the former Japanese Commercial Code, which applies pursuant to Article 81 of “the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law.”

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between May 1, 2006 and May 12, 2006

3.	Aggregate number of shares repurchased: 3,641,000 shares

4.	Aggregate repurchase amount: 9,998,010,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2006:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the April 28, 2006 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 3,641,000 shares

•	Aggregate repurchase amount: 9,998,010,000 yen

(Reference 2)

The number of shares issued and treasury stock as of March 31, 2006:

•	Total number of shares issued (excluding treasury stock): 2,209,531,991 shares

•	Treasury stock: 243,521,506 shares

# # #

May 18, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Electric to Partially Amend its Articles of Incorporation

Osaka, Japan, May 18, 2006 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced that its Board of Directors resolved to submit a proposal, at the ordinary general meeting of shareholders to be held on June 28, 2006, to partially amend its Articles of Incorporation.

1.	Reasons for the amendments*

1)	In connection with the enforcement of the Company Law (Law No. 86, 2005) and the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law (hereinafter the “Maintenance Law”) (Law No. 87, 2005), which became effective on May 1, 2006, the Company proposes the following amendments:

(i)	As stipulated by the Maintenance Law, the Company’s Articles of Incorporation will clearly state that the Company shall have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditors; that the Company shall issue share certificates representing its issued shares; and that the Company shall appoint a transfer agent. (Proposed amendments: Articles 4, 7 and 10)

(ii)	The Company will be able to provide, via the Internet, shareholders with necessary information that should be described or indicated in the documents attached to the notices of general meetings of shareholders such as reference documents for the meetings. (Proposed amendments: Article 17)

(iii)	The Board of Directors of the Company will be able to adopt its resolutions in writing or via electronic means without meetings in order to promptly adopt resolutions when necessary. (Proposed amendments: Article 25)

(iv)	As with outside Directors, the Company will be able to enter into agreements with outside Corporate Auditors, which limit the liabilities of the outside Corporate Auditors, in order to ensure that they are capable of sufficiently fulfilling their duties. (Proposed amendments: Article 33, Paragraph 2)

(v)	The Company will be able to determine, by a resolution of the Board of Directors, distributions of surplus, in order to encourage the active payment of dividends and the Company’s own share repurchases and cancellations, taking into consideration consolidated business performance, in accordance with the Company’s policy for providing returns to shareholders. (Proposed amendments: Article 37)

(vi)	Amendments to the wording of the Articles of Incorporation shall be made such as changing terminology and expressions to reflect the Company Law.

2)	The Company proposes amendments to the numbering of articles or revisions to wording in connection with the additions or deletions of articles, and overall modifications to article numbering and phrasing.

*	The above proposed amendments, in connection with the enforcement of the Company Law in Japan, does not prevent shareholder proposals.

2.	Amendments

The current Articles of Incorporation and the proposed amendments are as follows:

(Proposed amendments are underlined)

Current Articles	Proposed Amendments

CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS

(Newly introduced as shown on the right)

Article 4. (Corporate Organization)

In addition to general meetings of shareholders and Directors, the Company shall have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditors.

Article 4. (Texts are omitted herein)	Article 5. (Current Article 4 shall be renumbered Article 5 and the texts thereof shall be the same as present)

CHAPTER II SHARES	CHAPTER II SHARES

Article 5. (Total Number of Shares) (Texts are omitted herein)	Article 6. (Total Number of Authorized Shares) (Texts are not amended)

(Newly introduced as shown on the right)	Article 7. (Issuance of Share Certificates) The Company shall issue share certificates representing its issued shares.

Article 6. (Purchase of Own Shares)

The Company may, pursuant to the provision of Article 211-3, Paragraph 1, Item 2 of the Commercial Code, by a resolution of the Board of Directors, purchase its own shares.

(Current Article 6 shall be deleted)

Article 7. (Number of Shares Constituting One Unit of Shares) The number of shares constituting one unit (tangen) of shares shall be one thousand (1,000). (Newly introduced as shown on the right)

Article 8.    (Number of Shares Constituting One Unit of

Shares and Non-issuance of Share Certificates for Shares Constituting Less than One Unit)

1.      The number of shares constituting one unit (tangen) of shares shall be one thousand (1,000).

2.      Notwithstanding Article 7, the Company shall not issue certificate of shares consisting less than one unit of shares (hereinafter referred to as the “shares not constituting a full unit”); provided, however, that this does not apply to the cases which are determined by the Company’s Share Handling Regulations.

Current Articles	Proposed Amendments

Article 8.    (Non-issuance of Certificate of Shares Constituting

less than One Unit of Shares)

The Company shall not issue certificate of shares constituting less than one unit of shares (hereinafter referred to as “shares not constituting a full unit”).

However, this does not apply to the cases which are determined by the Company’s Share Handling Regulations.

(Current Article 8 shall be deleted)

Article 10. (Record Date)

The Company shall deem those shareholders having voting rights whose names are registered as such in writing or in digital format on the register of shareholders (including register of beneficial shareholders; hereinafter the same interpretation being applicable) as of the end of each fiscal period as the shareholders entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders for such fiscal period.

In addition to the preceding paragraph, the Company shall, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and registered pledgees whose names appear as such in writing or in digital format on the register of shareholders as of a designated date as the shareholders or pledgees entitled to exercise their rights.

(Current Article 10 shall be deleted)

Current Articles	Proposed Amendments

Article 11. (Transfer Agent)

The Company shall appoint a transfer agent with respect to shares.

The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto.

Article 10. (Transfer Agent)

1.      The Company shall appoint a transfer agent with respect to shares.

2.      The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto.

The register of shareholders and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent, and the handling business related to shares, such as registration of transfer of shares, purchase and sale by the Company of shares not constituting a full unit, etc., shall be handled by the transfer agent and the Company shall not handle such business.

3.      The preparation and the keeping of the register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable), the register of stock acquisition rights and the register of lost share certificates of the Company and any other matter related to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the transfer agent, and the Company shall not handle such business.

Article 12. (Share Handling Regulations)

Registration of transfers of shares, purchase and sale by the Company of shares not constituting a full unit and other handling business related to shares of the Company shall be governed by, in addition to these Articles of Incorporation, the Share Handling Regulations established by the Board of Directors.

Article 11. (Share Handling Regulations)

Handling business and handling fees related to shares of the Company shall be governed by, in addition to applicable laws and ordinances or these Articles of Incorporation, the Share Handling Regulations established by the Board of Directors.

CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS

Article 13. (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day immediately following the day on which the accounts are closed, and an extraordinary general meeting of shareholders may be convened whenever necessary.

Article 12. (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months after the end of each business year, and an extraordinary general meeting of shareholders may be convened whenever necessary.

(Newly introduced as shown on the right)

Article 13.  (Record Date of Ordinary General Meeting of

Shareholders)

The Company shall deem those shareholders having voting rights, whose names are registered as such in writing or in digital format on the register of shareholders as of the end of each business year, as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders with respect to such business year.

Current Articles	Proposed Amendments

Article 14. (Chairman of General Meetings of Shareholders)

Chairmanship of general meetings of shareholders shall be assumed by the President.

Should the President be unable to act, one of the other Representative Directors shall take his/her place as previously determined by the Board of Directors.

Article 14. (Chairman)

1.      Chairmanship of general meetings of shareholders shall be assumed by the President.

2.      Should the President be unable to act, one of the other Representative Directors shall be the chairman of the general meeting of shareholders in accordance with the order previously determined by the Board of Directors.

Article 15. (Method of Adopting Resolutions)

Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the votes of shareholders present or represented at the meeting.

Special resolutions of general meetings of shareholders pursuant to Article 343 of the Commercial Code shall be adopted by not less than two-thirds of the votes of the shareholders present or represented at the meetings, who hold not less than one-third of the votes of all shareholders.

Article 15. (Method of Adopting Resolutions)

1.      Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the votes of shareholders entitled to exercise voting rights who are present or represented at the meeting.

2.      Resolutions of general meetings of shareholders pursuant to Article 309, Paragraph 2 of the Company Law shall be adopted by not less than two-thirds of the votes of the shareholders present or represented at the meetings, who hold not less than one-third of the votes of all shareholders entitled to exercise voting rights.

Article 16. (Exercise of Voting Rights through Proxy)

A shareholder may exercise his/her voting rights through a proxy who is also a shareholder of the Company entitled to exercise voting rights; provided, however, that such shareholder or the proxy must submit to the Company a power of attorney authorizing such proxy.

Article 16. (Exercise of Voting Rights through Proxy)

A shareholder may exercise his/her voting rights through one proxy who is also a shareholder of the Company entitled to exercise voting rights; provided, however, that such shareholder or the proxy must submit to the Company a power of attorney authorizing such proxy for each relevant general meeting of shareholders.

Current Articles	Proposed Amendments

(Newly introduced as shown on the right)

Article 17.  (Disclosure through Internet and Deemed

Delivery of Reference Documents, etc. for

General Meeting Shareholders)

Upon convening a general meeting of shareholders, the Company may be deemed to have provided shareholders with necessary information that should be described or indicated in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with laws and ordinances.

CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS, ETC.	CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS, ETC.

Article 17. (Number of Directors) (Texts are omitted herein)	Article 18. (Number) (Texts are not amended)

Article 18. (Election of Directors)

Directors shall be elected at a general meeting of shareholders.

Resolutions for such election shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third of the voting rights held by the total shareholders.

No cumulative voting shall be used with respect to the resolutions for the election of Directors.

Article 19. (Election)

1.      Directors shall be elected at a general meeting of shareholders.

2.      Resolutions for election of Directors shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third of the voting rights held by the total shareholders entitled to exercise their voting rights.

3.      No cumulative voting shall be used with respect to the resolutions for the election of Directors.

Article 19.  (Representative Directors and Directors with

Special Titles)

The Company may, by a resolution of the Board of Directors, appoint from among the Directors one Chairman of the Board of Directors, one Vice Chairman of the Board of Directors, one President, and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors.

The Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President, Executive Vice Presidents and Senior Managing Directors shall severally represent the Company.

Article 20.  (Representative Directors and Directors with

Special Titles)

1.      The Company may, by a resolution of the Board of Directors, appoint from among the Directors one Chairman of the Board of Directors, one Vice Chairman of the Board of Directors, one President, and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors.

2.      The Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President, Executive Vice Presidents and Senior Managing Directors shall severally represent the Company.

Current Articles	Proposed Amendments

Article 20. (Terms of Office of Directors)

The terms of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one (1) year from their assumption of office.

Article 21. (Terms of Office)

The terms of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year of the Company ending within one (1) year from their election.

Article 21. (Remuneration and Retirement Allowances for Directors)	Article 22. (Remuneration, etc.)

Remuneration and retirement allowances for Directors shall be determined at a general meeting of shareholders.	Remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the “Remuneration, etc.”) to Directors shall be determined by a resolution of a general meeting of shareholders.

Article 22. (Limitation of Director’s Liability)

The Company may, pursuant to the provisions of Article 266, Paragraph 12 of the Commercial Code, by a resolution of the Board of Directors, exempt a Director (including a former Director) from the liability for his/her actions set forth in Article 266, Paragraph 1, Item 5 of the Commercial Code to the extent permitted by applicable laws and ordinances.

The Company may, pursuant to the provisions of Article 266, Paragraph 19 of the Commercial Code, enter into an agreement with an outside Director of the Company, which limits the liability for his/her actions set forth in Article 266, Paragraph 1, Item 5 of the Commercial Code to the aggregate amount of the amounts provided for in each item of Article 266, Paragraph 19 of the Commercial Code.

Article 23. (Limitation of Director’s Liability)

1.      The Company may, pursuant to Article 426, Paragraph 1 of the Company Law, by a resolution of the Board of Directors, exempt a Director (including a former Director) from the liability for his/her actions set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by applicable laws and ordinances.

2.      The Company may, pursuant to Article 427, Paragraph 1 of the Company Law, enter into an agreement with an outside Director of the Company, which limits the liability for his/her actions set forth in Article 423, Paragraph 1 of the Company Law to the aggregate amount of the amounts provided for in each item of Article 425, Paragraph 1 of the Company Law.

Article 23.  (Notice of Convocation of a Meeting of Board of

Directors)

Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor three (3) days in advance of the date set for the meeting; provided, however, that in case of urgency this period may be shortened.

Article 24.  (Notice of Convocation of a Meeting of Board of

Directors )

Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days in advance of the date set for the meeting; provided, however, that in case of urgent needs this period may be shortened.

Current Articles	Proposed Amendments

(Newly introduced as shown on the right)

Article 25.  (Abbreviation of Resolution of Board of

Directors)

The Company shall deem that a resolution of the Board of Directors is adopted when it meets the requirements set forth in Article 370 of the Company Law.

Article 24. (Regulations of Board of Directors)

Matters to be resolved by the Board of Directors and any other details concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

Article 26. (Regulations of Board of Directors)

Matters related to the Board of Directors shall be governed by, in addition to applicable laws and ordinances or these Articles of Incorporation, the Regulations of the Board of Directors established by the Board of Directors.

Article 25. (Executive Officers)

The Company may, by a resolution of the Board of Directors, appoint Executive Officers in charge of the execution of the business of the Company.

Duties of Executive Officers and other matters relating to Executive Officers shall be governed by the Regulations of Executive Officers established by the Board of Directors.

Article 27. (Executive Officers)

1.      The Company may, by a resolution of the Board of Directors, appoint Executive Officers in charge of the execution of the business of the Company.

2.      Matters relating to Executive Officers shall be governed by the Regulations of Executive Officers established by the Board of Directors.

CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 26. (Number of Corporate Auditors) (Texts are omitted herein)	Article 28. (Number) (Texts are not amended)

Article 27. (Election of Corporate Auditors)

Corporate Auditors shall be elected at a general meeting of shareholders.

Resolutions for such election shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third of the voting rights held by the total shareholders.

Article 29. (Election)

1.      Corporate Auditors shall be elected at a general meeting of shareholders.

2.      Resolutions for election of Corporate Auditors shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third of the voting rights held by the total shareholders entitled to exercise their voting rights.

Current Articles	Proposed Amendments

Article 28.  (Full-time Corporate Auditors and Senior

Corporate Auditors)

The Company shall appoint one or more Full-time Corporate Auditor(s) who shall be selected by the Corporate Auditors from among their number.

Article 30.  (Full-time Corporate Auditors and Senior

Corporate Auditors)

1.      The Board of Corporate Auditors shall, by its resolution, appoint from among the Corporate Auditors one or more Full-time Corporate Auditor(s).

The Company may appoint one or more Senior Corporate Auditor(s) who shall be selected by the Corporate Auditors from among their number.	2. The Board of Corporate Auditors may, by its resolution, appoint one or more Senior Corporate Auditor(s).

Article 29. (Terms of office of Corporate Auditors)

The terms of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within four (4) years from their assumption of office.

Article 31. (Terms of office)

The terms of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year of the Company ending within four (4) years from their election.

Article 30. (Remuneration and Retirement Allowances for Corporate Auditors) Remuneration and retirement allowances for Corporate Auditors shall be determined at a general meeting of shareholders.	Article 32. (Remuneration, etc.) Remuneration, etc. for Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

Article 31. (Limitation of Corporate Auditor’s Liability)

The Company may, pursuant to Article 280, Paragraph 1 of the Commercial Code, by a resolution of the Board of Directors, exempt a Corporate Auditor (including a former Corporate Auditor) from his/her liability to the extent permitted by applicable laws and ordinances.

Article 33. (Limitation of Corporate Auditor’s Liability)

1.      The Company may, pursuant to Article 426, Paragraph 1 of the Company Law, by a resolution of the Board of Directors, exempt a Corporate Auditor (including a former Corporate Auditor) from the liability for his/her actions set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by applicable laws and ordinances.

(Newly introduced as shown on the right)

2.      The Company may, pursuant to Article 427, Paragraph 1 of the Company Law, enter into an agreement with an outside Corporate Auditor of the Company, which limits the liability for his/her actions set forth in Article 423, Paragraph 1 of the Company Law to the aggregate amount of the amounts provided for in each item of Article 425, Paragraph 1 of the Company Law.

Current Articles	Proposed Amendments

Article 32.  (Notice of Convocation of a Meeting of Board of

Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor three (3) days in advance of the date set for the meeting; provided, however, that in case of urgency this period may be shortened.

Article 34.  (Notice of Convocation of a Meeting of Board of

Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days in advance of the date set for the meeting; provided, however, that in case of urgent needs, this period may be shortened.

Article 33. (Regulations of Board of Corporate Auditors)

Matters to be resolved by the Board of Corporate Auditors and any other details concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Article 35. (Regulations of Board of Corporate Auditors)

Matters related to the Board of Corporate Auditors shall be governed by, in addition to applicable laws and ordinances or these Articles of Incorporation, the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

CHAPTER VI ACCOUNTS	CHAPTER VI ACCOUNTS

Article 34. (Fiscal Year and Closing of Accounts)	Article 36. (Business Year)
The fiscal year of the Company shall commence on April 1 each year and end on March 31 the next following year and the accounts shall be closed on the last day of each fiscal year.	The business year of the Company shall commence on April 1 each year and end on March 31 the next following year.

Article 35. (Dividends)	Article 37. (Organization to Determine Distribution of Surplus, etc.)
Dividends of the Company shall be paid to those shareholders or registered pledgees whose names appear as such in writing or in digital format on the register of shareholders at the end of each fiscal period.	Unless otherwise provided by law, the Company may determine, by a resolution of the Board of Directors, a distribution of surplus or other matters set forth in each item of Article 459, Paragraph 1 of the Company Law.

Current Articles	Proposed Amendments

Article 36. (Interim Dividends)

The Company may, by a resolution of the Board of Directors, pay interim dividends (cash distributions as provided in Article 293-5 of the Commercial Code; hereinafter the same being applicable) to those shareholders or registered pledgees whose names appear as such in writing or in digital format on the register of shareholders as of the close of September 30 of each year.

Article 38. (Record Date of Distribution of Surplus)

1.      The Company may pay year-end dividends as a distribution of surplus to those shareholders or registered pledgees whose names appear as such in writing or in digital format on the register of shareholders as of the close of every business year, and pay interim dividends as a distribution of surplus to such shareholders or registered pledgees as of the close of September 30 of each business year.

(Newly introduced as shown on the right)	2. Other than as provided in the immediately preceding paragraph, a distribution of surplus may be made by setting a record date.

Article 37.  (Expiration Period for Dividends and Interim

Dividends)

In case dividends or interim dividends shall not be received within three (3) years from the commencement of payment thereof, the Company shall be relieved from the obligation for the payment thereof.

Dividends and interim dividends shall bear no interest.

Article 39. (Expiration Period for Distribution of Surplus)

In the event a distribution of surplus is made by cash and shall not be received within three (3) years from the commencement of payment thereof, the Company shall be relieved from the obligation for the payment thereof.

Dividends shall bear no interest.

CHAPTER VII MISCELLANEOUS RULES	(Current CHAPTER VII shall be deleted)

Article 38. (Transfer Agent of Bonds or Debentures) The Company shall appoint a transfer agent or agents in respect to bonds or debentures issued by the Company.	(Current Article 38 shall be deleted)

Note:	In cases where we will make partial amendments of articles only in Japanese, which do not affect the meaning of the English translations of the articles, we will not amend the English translations.

NOTICE OF

THE 99TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

to be held in Osaka, Japan

on June 28, 2006

[This is a translation from the Japanese of a notice circulated to shareholders in Japan.]

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

May 30, 2006

Dear Shareholders:

Notice of the 99th Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 99th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the reference materials contained herein and to either mail, as soon as possible, the voting instruction card duly signed by you after marking “for” or “against” each bill, or to exercise your voting rights via the Internet.

*  *  *  *  *  *  *  *  *  *  *  *  *

1.	Date: 10:00 a.m. Wednesday, June 28, 2006

2.	Place: Hotel New Otani Osaka

3.	Purposes:

– Matters to be Reported:

1.	The business report, balance sheet and statement of income on a consolidated and a parent company alone basis with respect to the 99th fiscal period from April 1, 2005 to March 31, 2006

2.	Report of Accounting Auditors and Corporate Auditors on the consolidated financial statements

3.	Report on the Company’s own share repurchases made upon resolution of the Board of Directors as authorized by the Company’s Articles of Incorporation

– Matters to be Acted Upon:

Bill No. 1: To approve the proposed allocation of profit with respect to the 99th fiscal period

Bill No. 2: To make partial amendments to the Company’s Articles of Incorporation

Bill No. 3: To elect 17 directors

Bill No. 4: To elect 1 corporate auditor

Bill No. 5: To approve the payment of retirement allowances to retiring directors for their meritorious service and final allowances related to the termination of the Company’s benefit system for retiring directors and corporate auditors

4.	Exercise voting rights through nominee:

Shareholders unable to attend the meeting may nominate another shareholder with voting rights to exercise as their proxy by submitting a letter of proxy.

Sincerely yours,

Kunio Nakamura
President and Director
Matsushita Electric Industrial Co., Ltd.
1006 Oaza Kadoma, Kadoma-shi, Osaka, Japan

[Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue.]

Editor’s notes:
1.

The financial statements and other information included in this Notice are prepared primarily on a consolidated basis in conformity with U.S. generally accepted accounting principles (U.S. GAAP). In some cases where required, however, financial information on a parent company alone basis, which is in conformity with Japanese regulations, is also provided herein. Parent-alone and consolidated financial information should not be confused with each other.

2.

An English translation of explanations for the exercise of voting rights via the Internet is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

3.	Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00=¥117.

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 99th Fiscal Period

(Fiscal year from April 1, 2005 to March 31, 2006)

1. Brief Business Review

Before reporting the business review, we would like to express our profound apologies to shareholders and customers regarding kerosene fan heater-related accidents that occurred in 2005. We would also convey gratitude to the many individuals who assisted in the inspection, maintenance and recall of affected models.

Through the cooperation of Matsushita’s business partners and customers, the Company has implemented several emergency initiatives to prevent a reoccurrence, including inspection, maintenance and recalls of kerosene fan heaters that the Company manufactured between 1985 and 1992.

The Company will continue efforts, led by the Kerosene Fan Heaters Recall Affairs Division, aimed at resolving the problem, including a comprehensive review of product safety standards.

(1) Matsushita Group Business Progress and Results during the Period

The global economy in the fiscal year ended March 31, 2006 was favorable overall, with strong growth in the United States and China, as well as a moderate economic recovery in Japan. The electronics industry as a whole continued steady growth, with strong demand for IT-related products and rapid market expansion in flat-panel TVs, in addition to an upturn in the components and devices industry. However, a severe business environment continued due mainly to rising raw materials costs and price declines, mainly in digital audiovisual (AV) products, caused by ever-intensified global competition.

Under these circumstances, Matsushita viewed fiscal 2006, the second year of the mid-term management plan Leap Ahead 21, ending March 31, 2007, as a crucial year in establishing growth at each business domain company. To achieve the goals of this management plan, the Company implemented growth strategies and strengthened management structures, resulting in a certain degree of success.

Matsushita aggressively launched and promoted a new series of V-products to capture top shares in high-volume markets and make a significant contribution to overall business results. Sales of these products increased not only in plasma TVs, digital cameras and other cutting-edge digital AV equipment, but also in home appliances, led by revolutionary refrigerators, featuring top-unit compressors to increase internal capacity, tilted-drum washing machines with efficient heat-pump dryers and air conditioners with automatic filter cleaning and dust removal functions.

The Company also continued its focus on simultaneous global product introductions in digital AV and other product categories to continually expand priority businesses. A good example of success through this strategy is the plasma TV business. Matsushita has captured high market shares in Japan, the United States and Europe through the simultaneous introduction of plasma TVs in these regions. To further establish the Company’s position as the industry leader, Matsushita announced the world’s largest full high-definition*1 (HD) plasma display. At 103 inches, this product demonstrates Matsushita’s unparalleled technologies in the plasma TV field.

Regarding capital investment, the Company maintained its policy of concentrating investments into strategic areas. In fiscal 2006, these included a new Plasma Display Panel (PDP) factory in Amagasaki, Japan, which commenced operations in September 2005, Matsushita Hangzhou Industrial Park for home appliances in China (October 2005) and a new factory for state-of-the-art system LSIs in Uozu, Japan.

Through collaboration with Matsushita Electric Works, Ltd. (MEW) in April 2005, Matsushita reorganized overlapping businesses and sales channels in such areas as electrical supplies, building equipment and home appliances. The Company also launched Collaboration V-products such as bathroom systems, modular kitchen systems and air purifiers, while utilizing MEW marketing channels to increase sales of air conditioners.

Aiming to reinforce its management structures, the Company has made all-out efforts to reduce materials costs and other expenses. These initiatives, including company-wide cost reduction activities, have contributed to enhanced profitability, despite a severe management environment. Matsushita also carried out selection and concentration of management resources, restructuring at various locations and other reforms within each business domain company.

Meanwhile, reflecting its policy of shareholder-oriented management, Matsushita has proactively increased return to shareholders. Furthermore, the Company established a new policy regarding large-scale purchases of the Company’s shares, whereby Matsushita requires prospective large-scale purchasers to provide sufficient information and grant Matsushita’s Board of Directors a sufficient period of time to assess the information provided. The Board of Directors would then assess and examine the proposed large-scale purchase, and form and disclose its opinion. In addition, the Board of Directors may negotiate terms with prospective large-scale purchasers or offer alternative plans to shareholders.

Through these efforts, consolidated group sales for fiscal 2006 increased 2.1%, to ¥8,894.3 billion, from ¥8,713.6 billion in the previous fiscal year. Explaining fiscal 2006 results, the Company cited sales gains in digital products, especially V-products.

Regarding earnings, negative factors such as ¥37.0 billion in expenses associated with the implementation of early retirement programs and expenses of ¥24.9 billion related to the aforementioned kerosene fan heater recall were more than offset by restructuring effects, comprehensive cost reduction efforts and a gain related to the liquidation of a consolidated subsidiary, MEI Holding Inc. (MHI). These factors resulted in a pre-tax income of ¥371.3 billion, an increase of 50.4% from the previous year’s ¥246.9 billion. Net income for the full fiscal year totaled ¥154.4 billion, an increase of 164.0% from ¥58.5 billion in the previous year.

*[1]	Full high definition: 2.07 million pixels (Horizontal 1,920 x Vertical 1,080 pixels)

Departmental Activities

Matsushita’s products are classified into six categories comprising: AVC Networks, which includes video and audio equipment as well as information and communications equipment; Home Appliances; Components and Devices, including general electronic components and semiconductors; JVC; MEW and PanaHome; and Other, including factory automation (FA) equipment and industrial equipment.

A summary of sales results for each product category for fiscal 2006 is as follows:

AVC Networks

Sales in this category increased 3.6% to ¥3,688.3 billion ($31,524 million) compared with ¥3,558.8 billion in the previous fiscal year.

Video and audio equipment

Sales of video and audio equipment increased 6.3% to ¥1,576.5 billion ($13,474 million) compared with ¥1,482.6 billion in the previous fiscal year.

In fiscal 2006, significant sales increases were recorded in digital AV equipment including flat-panel TVs and digital cameras, global demand for which is rapidly increasing as a result of a demand shift from analog to digital products.

To meet increased demand for flat-panel TVs in Japan and overseas, Matsushita launched new products in its VIERA series of plasma TVs and liquid crystal display (LCD) TVs that boast outstanding picture quality, resulting in significant sales gains. In plasma TVs, Matsushita achieved particular success in reducing power consumption, while developing the world’s first 103-inch full HD plasma display.

The LUMIX series of digital cameras also enjoyed market acclaim for features that utilize Matsushita’s optical image stabilization, optical zoom and other advanced technologies. As a result, Matsushita secured a leading position in the domestic market, as well as overseas sales growth, particularly in Europe.

Matsushita strengthened its product lineups in the DIGA series of DVD recorders with new models compatible with HD broadcasting. The Company maintained its top share in global markets with products that incorporate universal design concepts and offer enhanced operability by drastically shortening startup times for electronic program guide display and recording functions.

Sales of Secure Digital (SD) Memory Cards also increased, particularly for digital AV products and mobile phone applications. This result reflects growing demand for a bridge media connecting products equipped with video and audio recording and playback functions.

In the future, Matsushita will strengthen products under the “3D” value chain concept, encompassing digital TV (DTV), DVD and SD-related products. The Company will also expand HD product lineups as well as HD recording media such as Blu-ray discs. Matsushita aims to expand its businesses and achieve sustainable growth through aggressive marketing and simultaneous global product introductions.

Information and communications equipment

Sales of information and communications equipment increased 1.7% to ¥2,111.8 billion ($18,050 million) compared with ¥2,076.2 billion in the previous fiscal year, due mainly to steady sales in PCs and peripherals and automotive electronics equipment, which were sufficient to offset sales declines in mobile phones for overseas markets.

In information equipment, sales increased for the Company’s notebook PCs, which continued to be popular among business professionals for durability and lightweight design. In peripheral accessories, shipments increased for the industry’s thinnest (9.5mm) DVD Super-Multi Drive. In automotive electronics, Matsushita recorded continued strong domestic sales in the Strada series of car navigation systems, which offer unparalleled picture quality for terrestrial digital broadcasting. Sales of in-vehicle Electronic Toll Collection (ETC) terminals also increased.

In communications equipment, despite increased sales of third-generation (3G) mobile phones in Japan, overall sales of mobile phones declined, primarily a result of fierce price competition overseas. Sales gains were recorded in fixed-line communications equipment, including telephones and facsimile machines, due in large part to robust sales of new video intercom products, the world’s first to feature wireless handsets with color monitors.

Going forward, Matsushita will continue to develop new products, services and solutions that provide safety and security, comfort and convenience in the home, office, car and outdoors.

Home Appliances

Sales in this category increased 2.3% to ¥1,183.1 billion ($10,112 million) compared with ¥1,156.5 billion in the previous fiscal year. Sales gains were recorded through unique products such as tilted-drum washer/dryers and air conditioners utilizing proprietary technologies.

Rising awareness about environmental protection and personal health led to increased sales in home appliances products such as energy-efficient tilted-drum washer/dryers and combination steamer/microwave ovens that remove excess fat and salt during the cooking process.

In air conditioners and refrigerators, Matsushita introduced a new refrigerator with 50% more freezer space and air conditioners with automatic filter cleaning and dust removal functions. These and other new products were well-received in the domestic market. Matsushita also effectively utilized MEW’s sales channels to generate sales growth of air-conditioners in Japan.

In housing equipment and systems, Matsushita recorded double-digit sales growth by expanding its lineups of water heating systems, which utilize CO2 as a natural refrigerant and boast the industry’s top heat exchange efficiency.

Despite a slump in domestic housing starts, sales of fluorescent lamps and ventilating fans increased due to the introduction of new products and further business expansion overseas.

Looking ahead, Matsushita will achieve increased growth and profitability by augmenting production bases, mainly in China and Asia, and promoting localization of product development and materials procurement. Matsushita will continue to create value-added products through proprietary differentiated technologies, environmentally friendly design and the incorporation of universal design concepts.

Components and Devices

Sales in this category decreased 2.3% to ¥1,086.6 billion ($9,287 million) compared with ¥1,112.5 billion in the previous fiscal year. In general, sales were up on a units basis as a result of rising demand for digital equipment and automotive electronics equipment. On a value basis, however, continued severe price declines resulted in lower overall sales compared to the previous year.

In general electronic components, sales gains were recorded in tuners for digital TVs, weight sensors for airbags and new multilayer printed circuit boards, thereby leading to overall increased sales.

As a result of strong demand for digital AV products, Matsushita recorded sales growth in system LSIs for flat-panel TVs and image sensors for digital cameras. Overall semiconductor sales declined, however, due to decreased demand for mobile phones and price declines. During the fiscal year under review, Matsushita accelerated development of digital products featuring a new Integrated Platform. Matsushita was also the world’s first company in the consumer field to begin mass production of system LSIs using 65-nanometer process technology.

In primary batteries, sales growth was achieved with the introduction of AAA Oxyride dry batteries and further expansion of products for overseas markets. Meanwhile, lithium ion batteries recorded steady sales, as new products for mobile communications equipment applications received market acclaim.

For the future, Matsushita will continue to develop unique technologies for components and devices to establish a leading position in core fields. At the same time, Matsushita will pursue synergies between finished products and components and devices.

MEW and PanaHome

Sales in this category edged up 0.8% to ¥1,570.8 billion ($13,426 million) compared with ¥1,559.0 billion in the previous fiscal year.

MEW recorded robust sales in various key areas, particularly electrical construction products such as lighting and wiring equipment, and automation controls for applications in mobile phones and automotive electronics. In building products, Collaboration V-products, such as bathroom systems and modular furniture systems for home theaters, captured market acclaim. Meanwhile, in electronic and plastic materials businesses, sales in electronic devices were up from the previous year. Products in this area include environmentally friendly lead-free materials for heat resistant multilayer printed circuit boards. Aesthetic products, fitness machines and other home appliances also recorded favorable results.

MEW will integrate technologies in home appliances, information equipment and building products to create new products and applications. MEW also strives to provide total solutions for comfortable living, focusing on energy efficiency, the environment, security and healthcare. In addition, MEW will focus efforts on further expanding the home remodeling market through its building products businesses. MEW will accelerate overseas businesses primarily in electrical construction materials and building products by strengthening operations in China and enhancing home environment solutions.

PanaHome recorded overall sales gains, due mainly to favorable sales in detached housing. In the future, PanaHome will implement product strategies based on the “Eco-Life” concept, while promoting safety, security, health, comfort and energy efficiency.

JVC

Sales in this category decreased 2.6% to ¥699.0 billion ($5,974 million) compared with ¥717.8 billion in the previous fiscal year. Sales gains in the software & media business were offset by sluggish sales in AV equipment, industrial-use AV equipment and devices, resulting in overall decreased sales.

Sales gains were recorded in AV equipment such as LCD TVs, rear projection TVs and camcorders, including the Everio series of compact hard disk camcorders. Overall sales fell below the previous year’s level, however, due to weak sales of DVD recorders and audio equipment. Sales were also down in industrial-use AV equipment, as a result of sluggish demand for security equipment in Japan. Moreover, sales in devices declined from the previous year, although sales increases were recorded in the software & media business, due to hit songs from leading artists.

To enhance competitiveness and boost sales, JVC is reviewing product development processes, developing unique products in core businesses, such as displays and camcorders, and reinforcing marketing strategies.

Other

Sales in this category increased 9.4% to ¥666.5 billion ($5,697 million) compared with ¥609.0 billion in the previous fiscal year.

In the expanding component mounting machine market, Matsushita recorded significant sales growth in products such as high-speed modular mounting machines that boast the industry’s highest productivity.

In industrial equipment, new products in fully digital CO2/MAG automatic welding machines and robots were well received by the market.

In the future, Matsushita will maintain growth with products such as a new Integrated Process Assembly Cell (IPAC), the first truly modular line to combine electronic component and semiconductor mounting into one platform. In industrial equipment, Matsushita will introduce new welding equipment and other high-value-added products that are easy to use.

Sales Breakdown

Category	Sales (billions of yen)	Percentage of previous year	Percentage of total sales
AVC Networks	3,688.3	+3.6%	41.4%
Video and audio equipment	1,576.5	+6.3	17.7
Information and communications equipment	2,111.8	+1.7	23.7
Home Appliances	1,183.1	+2.3	13.3
Components and Devices	1,086.6	–2.3	12.2
MEW and PanaHome	1,570.8	+0.8	17.7
JVC	699.0	–2.6	7.9
Other	666.5	+9.4	7.5

Total	8,894.3	+2.1	100.0

Domestic Sales	4,611.4	+0.7	51.8
Overseas Sales	4,282.9	+3.6	48.2

(Notes)	1.	Amounts less than one-tenth of a billion yen have been rounded to the nearest whole one-tenth of a billion yen amount.
	2.	Under the collaboration with MEW, the Company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, the year-on-year figures for the Home Appliances and MEW and PanaHome categories are based on the reclassified fiscal 2005 sales results for those product categories.

Research and Development

During the fiscal year under review, Matsushita executed a number of initiatives to accelerate R&D, aimed at the realization of a ubiquitous networking society and coexistence with the global environment. Specifically, the Company promoted key development themes, concentrated technology resources and reinforced intellectual properties strategies.

The key development themes during the fiscal year were: (1) development of the world’s largest full HD PDP using ultra-large panel formation technology. Boasting more than 2 million pixels (1,920 x 1,080), the panel achieves consistent and uniform discharge; (2) development of a new Integrated Platform for home AV applications. This platform allows viewers of digital HD broadcasts to simultaneously watch two channels and also record programs in standard definition formats; (3) development of a mobile phone that allows users to view approximately three hours of “One Segment” terrestrial digital TV broadcasts, using power-saving technology; (4) development of a system LSI for high-speed home power line communication applications. This component allows existing home power lines to be used for the simultaneous transmission of HD video, IP telephony and data transmission as a home network; and (5) development of a tilted-drum washer/dryer that uses no heater or water during the dry cycle. This washer/dryer, the world’s first to incorporate heat-pump technology, completes a cycle of washing and drying using roughly half the power, water and time required for conventional models.

Additionally, Matsushita took a number of steps to boost the efficiency of R&D activities from the perspective of overall optimization. Specifically, the Company reinforced technology management by aligning company-wide technology strategies and creating a shared roadmap, while other initiatives included a development platform to enable the sharing, accumulation and reuse of technologies and innovations in future R&D processes.

R&D expenditures during the year totaled ¥564.8 billion.

Capital Investment*

During the fiscal year under review, Matsushita primarily implemented capital investment to increase production capacity in strategic business areas such as semiconductors and digital AV equipment, particularly plasma TVs. Capital investment (excluding intangibles) totaled ¥345.8 billion in fiscal 2006.

Principal capital investment consisted of PDP manufacturing facilities for Matsushita Plasma Display Panel Company Ltd. at Plant No. 3 (Amagasaki, Japan), and in semiconductor manufacturing facilities at the Uozu Factory of the Semiconductor Company, also in Japan.

*	Reconciliation of the Non U.S. GAAP capital investment figures

The Company defines capital investment as purchases of property, plant and equipment on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. The Company has included the information concerning capital investment because its management uses this indicator to manage its capital expenditures and it believes that such indicator is useful to shareholders to present accrual basis capital investments in addition to the cash basis information in its consolidated statement of cash flows.

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment and intangible and other assets.

Fiscal 2006 Results (in billions of yen)
Purchases of property, plant and equipment shown as capital expenditures in consolidated statement of cash flows	356.8
Effect of timing difference between acquisition dates and payment dates	(11.0)
Capital investment	345.8

Corporate Financing

Matsushita maintains a basic policy of financing all required funds from internal sources, and practices efficient fund management through internal financing activities.

Matsushita Electric Works, Ltd. (MEW) redeemed the outstanding balance of ¥48.7 billion in the ninth series of unsecured convertible bonds (issued September 1994), PanaHome Corporation redeemed the outstanding balance of ¥20.0 billion in the first series of unsecured bonds (issued February 2002), and Victor Company of Japan, Ltd. (JVC) redeemed the outstanding balance of ¥33.1 billion, including the sixth series of unsecured convertible bonds (issued April 1996).

(2) Future Prospects and Challenges for the Matsushita Group

The global economic outlook for fiscal 2007, ending March 31, 2007, remains uncertain, due to various factors such as rising crude oil and raw materials prices, and risks associated with a stronger yen, which may occur as the result of budget and trade deficits in the United States. Regarding overall industry trends, although significant growth is not expected, competition will become increasingly severe as demand continues to shift from analog to digital products.

In fiscal 2007, the final year of the mid-term management plan Leap Ahead 21, Matsushita will make group-wide efforts to further accelerate growth strategies and strengthen management structures.

Matsushita will place particular emphasis on V-products, which feature black-box technologies, and are essential to the Company’s growth strategy. In fiscal 2007, the Company expects sales of ¥1.8 trillion in a total of 82 product categories. To achieve this, Matsushita will carry out intensive marketing campaigns that focus on product functions and features. Furthermore, Matsushita will expand the scope of simultaneous global introductions in terms of both products and regions. Through these and other initiatives, Matsushita aims to increase market share and solidify its competitive position in global markets.

Matsushita will also strengthen overseas operations, which serve as a “growth engine” for the entire Matsushita Group. The Company will select products and sales channels according to specific strategies in each region or country, and concentrate management resources into such. Regarding the growing BRICs (Brazil, Russia, India, China) markets, the Company will concentrate efforts on establishing comprehensive business infrastructures. In the high-growth China market, Matsushita will promote comprehensive initiatives, including aggressively launching V-products, augmenting sales to large retail stores and promoting the localization of management.

Regarding capital investment, Matsushita will continue to focus upon strategic businesses. In PDPs, the Company announced the construction of a fourth domestic factory, one of the world’s largest such manufacturing operations, in Amagasaki, Japan, where operations are scheduled to commence in fiscal 2008. Including the new factory, Matsushita will increase annual production capacity of PDPs to 11.5 million units by fiscal 2009, responding to rapidly expanding global demand.

Matsushita strives to achieve further success through collaboration with MEW by integrating the components and devices and black-box technologies of both companies, in addition to comprehensive utilization of sales channels and augmented overseas businesses.

In order to further strengthen management structures, Matsushita implemented the Next Cell Production Project, which will facilitate a more flexible manufacturing structure. In fiscal 2007, the Company intends to further take advantage of information technology (IT) in promoting large-scale inventory reduction activities. Meanwhile, through the Corporate Cost Busters Project, the Company will continue eliminating redundancies throughout all areas of business to enhance profitability.

Matsushita thanks all of its shareholders for their continued support.

(3) Financial Summary

Consolidated business results and financial condition

Fiscal period	Year ended March 31,
	2003	2004	2005	2006
Net sales (in billions of yen)	7,401.7	7,479.7	8,713.6	8,894.3
Income before income taxes (in billions of yen)	68.9	170.8	246.9	371.3
Net income (loss) (in billions of yen)	(19.4)	42.1	58.5	154.4
Basic net income (loss) per share (in yen)	(8.70)	18.15	25.49	69.48
Total assets (in billions of yen)	7,834.6	7,438.0	8,056.9	7,964.6
Net assets (in billions of yen)	3,178.4	3,451.5	3,544.3	3,787.6
Net assets per share (in yen)	1,347.17	1,488.77	1,569.39	1,714.22

(Notes)	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).
	2.	Until fiscal 2004, amounts less than one-tenth of a billion yen were omitted. From fiscal 2005, amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen.

•	In fiscal 2003, the AVC Networks and Components and Devices business categories secured steady sales growth, mainly due to the success of the Company’s V-products. In addition to increased sales, various cost reduction initiatives and the positive effects of business restructuring led to a turnaround in income before income taxes. Despite this, a net loss was recorded due to such factors as losses related to adjustments of net deferred tax assets for enacted changes in the statutory income tax rate in Japan.

•	In fiscal 2004, despite the rising Japanese yen and intensifying global competition, the Company recorded increased sales. This was primarily due to the aggressive marketing of V-products. With regard to profits, sales gains and various cost reduction efforts, as well as the return to the Japanese Government of the substitutional portion of the Employees Pension Funds (EPF), more than offset business restructuring charges and a loss on valuation of investment securities. As a result, the Company recorded a significant gain in profit.

•	In fiscal 2005, the Company posted increased sales. This was due to sales gains in digital AV equipment and home appliances, especially V-products, as well as the addition of MEW, PanaHome and their respective subsidiaries to the Company’s consolidated financial results. Regarding earnings, negative factors such as expenses associated with the implementation of early retirement programs were more than offset mainly by sales gains and comprehensive cost reduction efforts. As a result, the Company recorded a significant gain in profit.

•	Details of operations for fiscal 2006 (the latest fiscal period) are as described in the preceding pages under “(1) Matsushita Group Business Progress and Results during the Period.”

Parent-alone business results and financial condition

Fiscal period	Year ended March 31,
	2003	2004	2005	2006
Net sales (in billions of yen)	4,237.8	4,081.4	4,145.7	4,472.6
Recurring profit (in billions of yen)	80.1	105.2	116.3	216.4
Net income (in billions of yen)	28.8	59.4	73.5	20.4
Net income per share (in yen)	12.80	25.52	31.90	9.08
Total assets (in billions of yen)	5,062.8	5,217.9	4,920.5	4,991.3
Net assets (in billions of yen)	2,768.0	2,839.3	2,779.7	2,738.4
Net assets per share (in yen)	1,173.14	1,224.59	1,230.76	1,239.25

(Notes)	1.	Until fiscal 2004, amounts less than one-tenth of a billion yen were omitted. From fiscal 2005, amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen.
	2.	In fiscal 2006, the Company adopted the new accounting standard for impairment of fixed assets, “Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” (Business Accounting Deliberation Council, August 9, 2002), and “Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets” (Financial Accounting Standard Implementation Guidance No.6, Accounting Standards Board of Japan, October 31, 2003).

•	In fiscal 2003, the AVC Networks and Components and Devices business categories secured steady sales growth, mainly due to the success of the Company’s V-products. In addition to increased sales, Matsushita also recorded a significant gain in profits as a result of various cost reduction initiatives and the positive effects of business restructuring.

•	In fiscal 2004, despite sales growth of V-products, led by digital AV equipment, net sales declined due to the effects of the transfer of certain businesses to subsidiaries upon group-wide business and organizational restructuring. The Company secured an increase in profits, however, due to various cost reduction efforts and increased dividend income.

•	In fiscal 2005, Matsushita recorded an increase in sales due mainly to favorable sales in video and audio equipment in AVC Networks, as well as increased sales in Home Appliances. The Company also recorded a gain in profits as a result of sales increases, and various cost reduction initiatives, as well as the positive effects of business restructuring.

•	In fiscal 2006 (the latest fiscal period), Matsushita achieved increased sales, primarily in the AVC Networks category. Regarding earnings, there was also a significant increase in recurring profit due to the increased sales, cost reduction efforts and an increase in dividend income. However, the Company incurred other deductions such as business restructuring expenses and a loss on valuation of securities of subsidiaries, resulting in lower net income year on year.

2. Current Status of the Company

(1) Principal Business

The Company’s principal business is the manufacture and sale of electronic and electric equipment. Its major products can be classified as follows:

Categories	Main products

AVC Networks

Plasma, LCD and CRT TVs, DVD recorders/players, VCRs, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, PCs, optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric and gas heating equipment, electric and gas hot water supply equipment, sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, medical equipment, etc.

Components and Devices

Semiconductors, general components (capacitors, modules, circuit boards, power supply and inductive products, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

JVC

LCD, rear projection, plasma and CRT TVs, VCRs, camcorders, DVD recorders/players, CD/DVD/MD audio systems and other audio equipment, car AV equipment, business-use AV systems, motors and other components for precision equipment, recordable media, AV software for DVD, CD and video tapes, AV furniture, etc.

Other	Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

(2) Major Business Sites of the Matsushita Group

1) Major business sites of the Company	(as of March 31, 2006)

Name	Locations in Japan

Corporate head office	Kadoma

Corporate branch office
Tokyo Branch	Tokyo

Research and development divisions
Advanced Technology Research Laboratories	Kyoto
Corporate Software Engineering Center	Kadoma
Corporate Network Development Center	Kadoma
Advanced Devices Development Center	Moriguchi
Corporate Manufacturing Innovation Division	Kadoma

Sales divisions
Corporate Sales Strategy Division for National/Panasonic Retailers	Tokyo
Corporate Marketing Division for Panasonic Brand	Tokyo
Corporate Marketing Division for National Brand Home Appliances	Tokyo
Corporate Marketing Division for National Brand Wellness Products	Tokyo
Corporate Industrial Marketing & Sales Division	Tokyo

Overseas management divisions
Corporate Regional Management Divisions	Osaka
(North America; Latin America; Europe; CIS, the Middle East and Africa; Asia and Oceania; China and Northeast Asia)
Corporate International Business Operations Division	Osaka
Corporate International Trade Division	Osaka
Global Procurement Service Company	Osaka

Production divisions
Panasonic AVC Networks Company	Kadoma
Panasonic Automotive Systems Company	Yokohama
Panasonic System Solutions Company	Tokyo
Matsushita Home Appliances Company	Toyonaka
Healthcare Business Company	Yokohama
Lighting Company	Takatsuki
Semiconductor Company	Nagaokakyo
Motor Company	Daito
Corporate eNet Business Division	Tokyo

(Notes)	1.	Each location is a main office, headquarters or division.
	2.	The Corporate Software Engineering Center (Kadoma) was renamed the Corporate System Engineering Center, effective April 1, 2006.

2) Major business sites of domestic subsidiaries	(as of March 31, 2006)

Name	Locations in Japan

Matsushita Electric Works, Ltd.	Kadoma

Victor Company of Japan, Ltd.	Yokohama

Panasonic Communications Co., Ltd.	Fukuoka

PanaHome Corporation	Toyonaka

Panasonic Electronic Devices Co., Ltd.	Kadoma

Panasonic Mobile Communications Co., Ltd.	Yokohama

Matsushita Plasma Display Panel Co., Ltd.	Ibaraki

Panasonic Factory Solutions Co., Ltd.	Kadoma

Matsushita Ecology Systems Co., Ltd.	Kasugai

Matsushita Refrigeration Company	Kusatsu

Matsushita Battery Industrial Co., Ltd.	Moriguchi

Panasonic Shikoku Electronics Co., Ltd.	Ehime

(Notes)	1.	Each location is the headquarters of domestic subsidiaries.
	2.	Organizational changes implemented, effective April 1, 2005 are as follows:

		•	Matsushita Electronic Components Co., Ltd. was renamed Panasonic Electronic Devices Co., Ltd.
		•	Matsushita Kotobuki Electronics Industries, Ltd. was renamed Panasonic Shikoku Electronics Co., Ltd.

3) Major business sites of overseas subsidiaries	(as of March 31, 2006)

Name	Locations overseas

Panasonic Corporation of North America	U.S.

Panasonic Europe Ltd.	U.K.

Panasonic AVC Networks Czech s.r.o.	Czech Republic

Panasonic Asia Pacific Pte. Ltd.	Singapore

Panasonic AVC Networks Singapore Pte. Ltd.	Singapore

Panasonic Communications Philippines Corporation	Philippines

Panasonic Taiwan Co., Ltd.	Taiwan

Panasonic Corporation of China	China

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	China

(Notes)	1.	Each location is the headquarters of overseas subsidiaries.
	2.	Guangzhou Matsushita Air-Conditioner Co., Ltd. was renamed Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd., effective July 1, 2005.

(3) Shares (as of March 31, 2006)

1) Number of shares authorized to be issued	4,950,000,000
2) Number of shares issued	2,453,053,497
3) Number of shareholders	252,239
4) Stock acquisition rights issued:
Number of stock acquisition rights issued	82
Class and number of shares of common stock for which stock acquisition rights were issued	82,000 shares
Issue price of each stock acquisition right	No charge

5) Major shareholders:

Name	Share ownership (in thousands of shares)	% of total issued shares	Matsushita investment in large shareholders (in thousands of shares)	% of total issued shares
Moxley & Co.	183,031	7.46%	—	—%
The Master Trust Bank of Japan, Ltd. (trust account)	140,727	5.73	—	—
Japan Trustee Services Bank, Ltd. (trust account)	128,742	5.24	—	—
Nippon Life Insurance Co.	67,000	2.73	—	—
Sumitomo Mitsui Banking Corporation	65,425	2.66	—	—
Sumitomo Life Insurance Co.	50,212	2.04	—	—
State Street Bank and Trust Co. 505103	36,352	1.48	—	—
State Street Bank and Trust Co.	35,817	1.46	—	—
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43	6,249	0.41
Matsushita Electric Employee Shareholding Association	34,617	1.41	—	—

(Notes)	1.	Holdings of less than 1,000 shares have been omitted.
	2.	The Company holds 51 thousand shares (0.69% of total issued shares excluding non-voting preferred shares) of Sumitomo Mitsui Financial Group, Inc., the parent company of Sumitomo Mitsui Banking Corporation.
	3.	The Company holds 243,521,506 shares of its own common stock.

6) Foreign share ownership:

Number of foreign shareholders	Share ownership (in thousands of shares)	% of total issued shares
898	719,565	29.33%

7) Acquisition, disposition and possession of the Company’s own shares:

i.	Acquisition of shares

	Common stock	51,487,908 shares
	Aggregate amount spent for share repurchase	¥90,669,246,714

The number of shares of the above repurchased from the market by a resolution of the Board of Directors as authorized by the Company’s Articles of Incorporation after the 98th Ordinary General Meeting of Shareholders held on June 29, 2005

	Common stock	25,772,000 shares
	Aggregate amount spent for share repurchase	¥47,995,479,000
Reason for repurchase
To enable the Company to conduct flexible and agile capital management, while increasing shareholder value per share.

ii.	Disposition of shares
The Company absorbed MEW’s sales functions of Home Appliances and other MEW products by business division and allotted its common stock (owned by the Company as treasury stock) to MEW.

	Common stock	2,542,767 shares

The Company made the share disposition for the sale of its own shares constituting less than a full unit and for the exercise of stock acquisition rights as stock options.

	Common stock	119,422 shares
	Aggregate amount gained from share disposition	¥227,088,841
iii.	Lapsed shares	Not applicable

iv.	Number of shares held at the end of fiscal 2006
	Common stock	243,521,506 shares

(4) Directors, Corporate Auditors, etc.

1) Directors and Corporate Auditors

(Titles and responsibilities are all as of March 31, 2006)

Title	Name	Major responsibility or occupation
Chairman of the Board	Yoichi Morishita

Vice Chairman of the Board	Masayuki Matsushita

President	Kunio Nakamura

Executive Vice Presidents	Kazuo Toda	In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/ Panasonic Retailers, Commodity Sales, Electrical Supplies Sales, Project Sales and Building Products Sales, Corporate Construction Business Promotion Division, Advertising, Panasonic Center, Logistics, Corporate CS Division and Design / Chairman of Corporate Brand Committee and Showroom Strategic Committee

	Takami Sano*	Representative in Tokyo / President of Panasonic Automotive Systems Company / in charge of Industrial Marketing and Sales

Senior Managing Directors	Susumu Koike*	In charge of Technology and Intellectual Property / President of Semiconductor Company / in charge of Camera Module Business

	Fumio Ohtsubo*	President of Panasonic AVC Networks Company / in charge of Storage Device Business

	Tetsuya Kawakami*	In charge of Finance and Accounting

Managing Directors	Toshihiro Sakamoto*	In charge of Corporate Planning

	Takahiro Mori*	In charge of Corporate Communications Division / Vice Chairman of Showroom Strategic Committee

	Shinichi Fukushima*	In charge of Personnel and General Affairs

Directors	Ikuo Uno	Chairman, Nippon Life Insurance Company

	Yoshifumi Nishikawa	President, CEO of Japan Post Corporation

	Yoshitaka Hayashi*	In charge of Kerosene Fan Heater Recall Affairs

	Hidetsugu Otsuru*	In charge of Facility Management, Quality Administration and Environmental Affairs

	Masaki Akiyama*	President of Panasonic System Solutions Company / Director of Corporate Construction Business Promotion Division / in charge of Corporate eNet Business Division

	Mikio Ito*	Director of Corporate Legal Affairs Division / in charge of Corporate Risk Management, Corporate Information Security and Business Ethics

	Ikusaburo Kashima*	Deputy Chief of Overseas Operations

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Kazumi Kawaguchi	Full-time

	Yukio Furuta	Full-time

Corporate Auditors	Yasuo Yoshino	Chairman, Sumitomo Life Insurance Company

	Ikuo Hata	Attorney at Law, Oh-ebashi LPC & Partners

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.
	2.	Ikuo Uno and Yoshifumi Nishikawa are outside directors as provided by the Japanese Commercial Code.
	3.	Yasuo Yoshino and Ikuo Hata are outside corporate auditors as provided by “The Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”
	4.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System, which was introduced to facilitate the development of optimum corporate strategies that integrate the Group’s comprehensive strengths.
	5.	Changes in Directors and Corporate Auditors during fiscal 2006:

(1) Elections:

• At the 98th Ordinary General Meeting of Shareholders held on June 29, 2005, Takahiro Mori, Ikusaburo Kashima, Ikuo Uno and Yoshifumi Nishikawa were newly elected as Directors.

•      At the Board of Directors meeting held on June 29, 2005, Takami Sano was elected as an Executive Vice President, Yoshitaka Hayashi was elected as a Senior Managing Director, and Takahiro Mori and Shinichi Fukushima were elected as Managing Directors.

(2) Retirements:

• Josei Ito, who was a Director of the Company, passed away on April 21, 2005.

• At the conclusion of the 98th Ordinary General Meeting of Shareholders held on June 29, 2005, Osamu Tanaka, Yukio Shohtoku and Toshio Morikawa retired as Directors upon expiration of their terms.

(3) Changes in positions:

Senior Managing Director Yoshitaka Hayashi appointed to the post of Director, effective February 23, 2006.

Managing Director Hidetsugu Otsuru appointed to the post of Director, effective February 23, 2006.

	6.	As of April 1, 2006, the following changes were made:

(1) Elections:

At the Board of Directors meeting held on February 23, 2006, Susumu Koike and Tetsuya Kawakami were elected as Executive Vice Presidents, and Toshihiro Sakamoto was elected as a Senior Managing Director, effective April 1, 2006.

(2) Changes in Director responsibilities:

	Kazuo Toda (Executive Vice President)	:	In charge of Domestic Resale

	Takami Sano (Executive Vice President)	:	Representative in Tokyo / President of Panasonic Automotive Systems Company / in charge of Industrial Marketing and Sales, Panasonic System Solutions Company, Corporate eNet Business Division and Corporate Construction Business Promotion Division

	Susumu Koike (Executive Vice President)	:	In charge of Technology and Semiconductor Company

	Fumio Ohtsubo (Senior Managing Director)	:	Relieved from responsibilities as President of Panasonic AVC Networks Company / relieved from responsibilities of Storage Device Business

	Toshihiro Sakamoto (Senior Managing Director)	:	President of Panasonic AVC Networks Company

	Takahiro Mori (Managing Director)	:	In charge of Corporate Planning

	Yoshitaka Hayashi (Director)	:	Director of Corporate Management Division for China and Northeast Asia / Chairman of Panasonic Corporation of China

	Masaki Akiyama (Director)	:	In charge of Systems Business
7.	As of May 1, 2006, the following changes were made:

Changes in Director responsibilities:

	Hidetsugu Otsuru (Director)	:	In charge of Facility Management, Quality Administration, Fan Heaters Recall Affairs Division and Environmental Affairs

2) Executive Officers

As of June 27, 2003, an Executive Officer System was introduced to facilitate the development of optimum corporate strategies that integrate the Group’s comprehensive strengths.

(Titles and responsibilities are all as of March 31, 2006)

Title	Name	Major responsibility
Senior Managing Executive Officers	Hajime Sakai	In charge of Production Engineering, Groupwide Manufacturing Human Resources Innovation Project

	Koshi Kitadai	President of Panasonic Electronic Devices Co., Ltd.

Managing Executive Officers	Yoshiaki Kushiki	President of Panasonic Mobile Communications Co., Ltd.

	Yasuo Katsura	Director of Tokyo Branch

	Shunzo Ushimaru	Director of Corporate Marketing Division for Panasonic Brand

	Tameshige Hirata	President of Matsushita Ecology Systems Co., Ltd.

	Junji Esaka	In charge of Appliances Business / President of Matsushita Home Appliances Company / in charge of Lighting Company and Healthcare Business Company

Executive Officers	Toru Ishida	President of Matsushita Battery Industrial Co., Ltd.

	Tomikazu Ise	Director of Corporate Management Division for China and Northeast Asia / Chairman of Panasonic Corporation of China

	Fujio Nakajima	Senior Vice President of Panasonic AVC Networks Company / Director of Technology Planning & Development Center

	Tomiyasu Chiba	President of Panasonic Shikoku Electronics Co., Ltd.

	Nobutane Yamamoto	In charge of Corporate Procurement

	Kazuyoshi Fujiyoshi	President of Panasonic Communications Co., Ltd.

	Tomio Kawabe	Director of Corporate Management Division for Asia and Oceania / President of Panasonic Asia Pacific Pte. Ltd.

	Takae Makita	In charge of Information Systems

	Hitoshi Otsuki	Director of Corporate Management Division for Europe / Chairman of Panasonic Europe Ltd.

	Tsutomu Ueda	Senior Vice President of Panasonic AVC Networks Company / Director of Visual Products and Display Devices Business Group

	Masashi Makino	Director of Corporate Manufacturing Innovation Division

	Katsutoshi Kanzaki	President of Panasonic Factory Solutions Co., Ltd. / in charge of Matsushita Welding Systems Co., Ltd.

	Yoshinobu Sato	Director of Corporate Sales Strategy Division for National/Panasonic Retailers

	Osamu Nishijima	Vice President of Semiconductor Company in charge of Technology

	Joachim Reinhart	COO of Panasonic Europe Ltd.

	Yutaka Mizuno	Executive Vice President of Panasonic Automotive Systems Company, in charge of Sales

	Yoshihiko Yamada	Director of Corporate Management Division for North America / Chairman of Panasonic Corporation of North America

	Kazuhiro Tsuga	In charge of Digital Network and Software Technologies

	Ikuo Miyamoto	President of Motor Company

	Ken Morita	Senior Vice President of Panasonic AVC Networks Company /Assistant Director of Visual Products and Display Devices Business Group

(Notes)	1.	Those Executive Officers who concurrently serve on the Board of Directors are excluded from the above list.
	2.	Changes in Executive Officers during fiscal 2006:

		(1)	Elections:

•      At the Board of Directors meeting held on June 29, 2005, Ikuo Miyamoto and Ken Morita were newly elected as Executive Officers. Hajime Sakai and Koshi Kitadai were elected as Senior Managing Executive Officers, and Tameshige Hirata was elected as a Managing Executive Officer.

• At the Board of Directors meeting held on February 23, 2006, Junji Esaka was elected as a Managing Executive Officer.

		(2)	Retirements:

At the Board of Directors meeting held on June 29, 2005, Hideaki Iwatani and Yoichiro Maekawa retired as Executive Officers upon the expiration of their terms.

3. As of April 1, 2006, the following changes were made:

 (1) Elections:

At the Board of Directors meeting held on February 23, 2006, Shunzo Ushimaru was elected as a Senior Managing Executive Officer, Toru Ishida and Katsutoshi Kanzaki were elected as Managing Executive Officers, and Hideo Kawasaki, Shigeru Omori, Takumi Kajisha, Masaaki Fujita, Kazunori Takami, Yoshihisa Fukushima and Makoto Uenoyama were newly elected as Executive Officers. All appointments are effective April 1, 2006.

 (2) Changes in Executive Officer responsibilities:

Shunzo Ushimaru (Senior Managing Executive Officer)	:	In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales, Electrical Supplies Sales, Project Sales and Building Products Sales, Advertising, Panasonic Center, Logistics, Corporate CS Division and Design / Chairman of Corporate Brand Committee and Showroom Strategic Committee

Ken Morita (Executive Officer)	:	Senior Vice President of Panasonic AVC Networks Company / Director of Visual Products and Display Devices Business Group

Hideo Kawasaki (Executive Officer)	:	President of Semiconductor Company

Shigeru Omori (Executive Officer)	:	Director of Corporate Industrial Marketing & Sales Division

Takumi Kajisha (Executive Officer)	:	In charge of Corporate Communications Division / Vice Chairman of Showroom Strategic Committee

Masaaki Fujita (Executive Officer)	:	Senior Vice President of Panasonic AVC Networks Company / Director of PDP TV Business Unit of Display Devices Business Group

Kazunori Takami (Executive Officer)	:	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products

Yoshihisa Fukushima (Executive Officer)	:	In charge of Intellectual Property

Makoto Uenoyama (Executive Officer)	:	Group Manager of Corporate Accounting Group

 (3) Retirements:

Hajime Sakai, Tomikazu Ise, Tsutomu Ueda and Osamu Nishijima retired as Executive Officers, effective April 1, 2006.

3) Remuneration for Directors and Corporate Auditors

Classification	Number	Remuneration amounts (million yen)	Details
Director	23	601	1.	Maximum amount of allowance for directors’ remuneration is ¥1,200 million per annum (as decided at the 84th Ordinary General Meeting of Shareholders on June 27, 1991)
			2.	The following amounts are not included in the remuneration amounts.
				i)	Directors’ bonuses based on proposed profit allocation: ¥240 million
				ii)	Directors’ condolence grants and retirement benefits pursuant to resolutions at the shareholders’ meeting: ¥216 million

Auditor	4	67	1.	Maximum amount of allowance for auditors’ remuneration is ¥120 million per annum (as decided at the 74th Ordinary General Meeting of Shareholders on February 19, 1982)

			2.	The following amount is not included in the remuneration amounts.

				Corporate auditors’ bonuses based on proposed profit allocation: ¥18 million

Total	27	667

(Notes)	1.	Amounts less than ¥1 million have been rounded to the nearest whole million yen amount.
	2.	During the period, 4 Directors retired and 4 Directors were newly elected. As of March 31, 2006, there were 19 Directors and 4 Corporate Auditors.

(5) Remuneration to be Paid to Accounting Auditors

The following remuneration amounts are to be paid by the Company and its subsidiaries to the accounting auditors (KPMG AZSA & Co.).

Classification	Details	Amounts (million yen)
(1)	Total remuneration amounts to be paid by the Company and its subsidiaries to the accounting auditors	937
(2)	Of (1), the amount to be paid for audit certification services	635
(3)	Of (2), the amount to be paid by the Company to the accounting auditors	219

(Note)	The audit contract between the Company and its accounting auditors does not distinguish between remuneration for audits based on the Law for Special Exemptions to the Commercial Code Concerning Audits, etc. of Corporations and remuneration for audits based on the Securities Exchange Law. For this reason, the figure for (3) in the above table includes the aggregate sum of these amounts.

(6) Employees

(as of March 31, 2006)

Business category	Number of employees
AVC Networks	102,429
Home Appliances	43,952
Components and Devices	78,121
MEW and PanaHome	54,544
JVC	30,481
Other	21,563
Corporate	3,312

Total	334,402

(Notes)	1.	The number of employees refers solely to full-time employees of the Company on a consolidated basis.
	2.	The number of employees has decreased by 350 persons from the end of the preceding fiscal period.
	3.	Of the total above, the number of employees at the parent company was 45,658, which was 2,209 less than the end of the previous fiscal year.

(as of March 31, 2006)

Number of employees	Average age	Average tenure (years)
45,658	42.5	21.2

(7) Business Affiliations

1) Progress of business affiliations:

As a comprehensive electronics manufacturer, the Company maintains manufacturing, sales and service activities in various related business fields in close cooperation with Matsushita Group companies in and outside of Japan.

As of April 1, 2005, the Company absorbed Matsushita Industrial Information Equipment Co., Ltd.

2) Principal subsidiaries:

(As of March 31, 2006)

(all currency amounts: millions)

Company name	Capital stock		% of ownership	Principal business
Matsushita Electric Works, Ltd.		¥148,513	52.1%	Manufacture and sale of lighting products, information equipment and wiring, home appliances, building products, electronic and plastic materials and automation controls

Victor Company of Japan, Ltd.		¥34,115	52.7*	Manufacture and sale of audio and visual electronic equipment for consumer and professional uses, and magnetic tape, discs and other media

Panasonic Communications Co., Ltd.		¥29,845	100.0	Manufacture and sale of fixed-line communications equipment including document-related products

PanaHome Corporation		¥28,375	54.8*	Construction and sale of custom-built houses and sale of land and buildings, with real estate, asset utilization and home remodeling businesses

Panasonic Electronic Devices Co., Ltd.		¥23,012	100.0	Manufacture and sale of electric and electronic equipment, electronic components and electronic materials

Panasonic Mobile Communications Co., Ltd.		¥22,856	100.0	Manufacture and sale of mobile communications terminals, public access network-related equipment, and measuring and memory-related equipment

Matsushita Plasma Display Panel Co., Ltd.		¥25,600	75.0	Manufacture and sale of plasma TVs and TV modules

Panasonic Factory Solutions Co., Ltd.		¥15,000	100.0	Manufacture and sale of production systems such as circuit manufacturing and parts mounting equipment and systems

Matsushita Ecology Systems Co., Ltd.		¥12,092	100.0	Manufacture and sale of environment-related equipment and systems

Matsushita Refrigeration Company		¥11,942	100.0	Manufacture and sale of refrigerators, vending machines, compressors and heating and cooling components

Matsushita Battery Industrial Co., Ltd.		¥10,500	100.0	Manufacture and sale of primary and rechargeable batteries, chargers, uninterruptible power supply systems, battery-applied products and battery components

Panasonic Shikoku Electronics Co., Ltd.		¥7,907	100.0	Manufacture and sale of video, information and healthcare equipment, components and recycling equipment

Panasonic Corporation of North America	US$	537.0	100.0	Manufacture and sale of various electric and electronic products, with regional headquarters functions

Panasonic Europe Ltd.	Stg£	182.7	100.0	Sale of various electric and electronic products, with regional headquarters functions

Panasonic AVC Networks Czech s.r.o.	Czk	2,700.0	100.0*	Manufacture and sale of plasma and LCD TVs, etc

Panasonic Asia Pacific Pte. Ltd.	Singapore $	40.0	100.0*	Sale of various electric and electronic products, with regional headquarters functions

Panasonic AVC Networks Singapore Pte. Ltd.	Singapore $	25.0	100.0*	Manufacture and sale of audio and home theater equipment

Panasonic Communications Philippines Corporation	Philippine peso	500.0	100.0*	Manufacture and sale of optical disc drives and related equipment

Panasonic Taiwan Co., Ltd.	NT$	3,421.7	69.8	Manufacture and sale of various electric and electronic products

Panasonic Corporation of China	RMB	4,318.8	100.0	Sale of various electric and electronic products, with regional headquarters functions

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	RMB	282.2	67.8*	Manufacture and sale of air conditioners

(Notes)	1.	Percentages with an asterisk (*) include indirect ownership.
	2.	As of April 1, 2005, Matsushita Electronic Components Co., Ltd. and Matsushita Kotobuki Electronics Industries, Ltd. were renamed Panasonic Electronic Devices Co., Ltd. and Panasonic Shikoku Electronics Co., Ltd., respectively.
		As of July 1, 2005, Guangzhou Matsushita Air-Conditioner Co., Ltd. was renamed Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.

3) Results of business affiliations

The Matsushita Group was comprised of 637 consolidated subsidiaries and 67 equity method-applied subsidiaries as of March 31, 2006. Results of business affiliations are as described on page 2 under “(1) Matsushita Group Business Progress and Results during the Period.”

(8) Subsequent Event

[Shareholder-oriented Management Initiatives]

On April 28, 2006, the Board of Directors approved plans to proactively provide returns to shareholders and continue the policy toward large-scale purchases of Matsushita Electric Industrial Co., Ltd. shares, with the aim of implementing its policy of shareholder-oriented management.

Specifically, Matsushita plans to increase total cash dividends per share for fiscal 2007, ending March 31, 2007, to ¥30, compared with fiscal 2006 cash dividends of ¥20 per share. Regarding share repurchases, the Company plans to repurchase up to 50 million shares of its own stock for a maximum of ¥100 billion.

Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of Matsushita shares, sufficient information should be provided through the Board of Directors to shareholders if a large-scale purchase is to be conducted. Under the above-mentioned basic philosophy, the Board of Directors decided to continue its policy toward large-scale purchasers who intend to acquire 20% or more of all voting rights of the Company. This policy requires that (i) a large-scale purchaser provides sufficient information to the Board of Directors before a large-scale purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time during which it will assess, examine, negotiate, form an opinion and seek alternatives. In the event of non-compliance with such rules by a prospective large-scale purchaser, the Board of Directors may take countermeasures to protect the interest of all shareholders.

For further details, please see the press release, regarding the Enhancement of Shareholder Value (ESV) Plan, issued on April 28, 2006, entitled “Matsushita Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares.”

For more information about this press release, please visit the Company’s Web site: http://panasonic.co.jp/corp/news/official.data/data.dir/en060428-6/en060428-6.html

Consolidated Financial Statements of the Company

The consolidated balance sheet and statement of income of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.

Consolidated Balance Sheet

March 31, 2006

(in millions of yen)

Assets
Current assets	4,406,553

Cash and cash equivalents	1,667,396
Time deposits	11,001
Short-term investments	56,753
Trade notes receivable	66,707
Trade accounts receivable	1,117,508
Allowance for doubtful receivables	(37,400)
Inventories	915,262
Other current assets	609,326

Investments and advances	1,100,035

Net property, plant and equipment	1,632,339

Land	374,989
Buildings and structures	1,667,764
Machinery and equipment	3,142,607
Construction in progress	71,037
Accumulated depreciation	(3,624,058)

Other assets	825,713

Total assets	7,964,640

March 31, 2006

(in millions of yen)

Liabilities
Current liabilities	2,885,068

Short-term borrowings, including current portion of long-term debt	339,845
Trade notes payable	66,316
Trade accounts payable	914,963
Accrued income taxes	51,128
Other accrued expenses	985,061
Other current liabilities	527,755

Noncurrent liabilities	790,360

Long-term debt	264,070
Other liabilities	526,290

Total liabilities	3,675,428

Minority interests	501,591

Stockholders’ equity
Common stock	258,740
Capital surplus	1,234,289
Legal reserve	87,526
Retained earnings	2,575,890
Accumulated other comprehensive income (loss)	(26,119)
Treasury stock, at cost	(342,705)

Total stockholders’ equity	3,787,621

Total liabilities and stockholders’ equity	7,964,640

(Notes)	1.	Accumulated other comprehensive income (loss) breakdown:
		Cumulative translation adjustments	¥(162,331	) million
		Unrealized holding gains of available-for-sale securities	¥145,306	million
		Unrealized gains of derivative instruments	¥1,326	million
		Minimum pension liability adjustments	¥(10,420	) million
	2.	Discounted export bills of exchange	¥535	million
	3.	Guarantees	¥57,596	million
	4.	Assets with guarantees	¥6,645	million

Consolidated Statement of Income

from April 1, 2005 to March 31, 2006

(in millions of yen)

Net sales	8,894,329
Cost of sales	(6,155,297)
Selling, general and administrative expenses	(2,324,759)

Operating profit	414,273

Other income (deductions):
Interest income	28,216
Dividends received	6,567
Interest expense	(21,686)
Expenses associated with the implementation of early retirement programs	(37,019)
Other	(19,039)

Income before income taxes	371,312

Provision for income taxes:
Current	(96,341)
Deferred	(70,748)
Minority interests	987
Equity in earnings (losses) of associated companies	(50,800)

Net income	154,410

(Notes)	1.	Net income, basic per share	¥69.48
		Net income, diluted per share	¥69.48
	2.	In order to be consistent with financial reporting practices generally accepted in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles (U.S. GAAP), certain additional charges (such as impairment losses and expenses related to early retirement programs) are included as part of operating profit in the consolidated statement of income.
	3.	Included in “Other income (deductions)” is expenses associated with the implementation of early retirement programs at certain domestic and overseas companies.

Basis of Presentation of Consolidated Financial Statements

1.	Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. In accordance with the U.S. Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities,” variable interest entities, of which the Company has controlling financial interests through means other than voting rights, are consolidated.

Investments in associated companies, including the companies in which the Company’s ownership is 20% to 50% and corporate joint ventures, are stated at their underlying net equity value after elimination of intercompany profits.

2.	Summary of Significant Accounting Policies

(1)	Basis of presentation of consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the terminology, format and preparation method of U.S. Generally Accepted Accounting Principles (U.S. GAAP) as stipulated in Article 179, Paragraph 1 of the Enforcement Regulations of the Commercial Code of Japan. Certain of the information and notes required by U.S. GAAP as specified in said Article, however, have been excluded.

(2)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(3)	Valuation method of securities

The Company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale in accordance with the provisions of SFAS No. 115.

Investments in available-for-sale securities

Market valuation method based on the fiscal year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the average cost method.)

(4)	Method of depreciation of tangible fixed assets

Depreciation is computed primarily using the declining balance method.

(5)	Method of amortization of intangible assets

Straight-line method (In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” intangible assets determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually.)

(6)	Accounting for allowance and accruals

Allowance for doubtful receivables

Prepared for potential risk of bad debt loss, an allowance for receivables such as trade receivables and advances, etc. is provided at an amount calculated based on a historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and the fair value of pension fund assets at the year-end in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” Any shortfall in the provision for employee retirement and severance benefits arising from the difference between accumulated benefit obligation (obligation after deducting future salary increase from projected benefit obligation) and the fair value of pension fund assets is recognized additionally in the amount for minimum pension liability adjustments.

Unrecognized prior service cost (benefit) is amortized on a straight-line basis over the average remaining service period of employees.

If the unrecognized actuarial gains or losses exceed the greater of 10% of projected benefit obligation or the fair value of 10% of pension fund assets, the excess amount is amortized on a straight-line basis based on the average remaining service period of employees at the time such actuarial gains or losses arose.

(7)	Consumption tax and local consumption tax, etc. in Japan are excluded from all items in the statement of income.

(8)	Goodwill

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized and is instead tested for impairment at least annually.

Parent-alone Financial Statements of the Company

Balance Sheet

March 31, 2006

(in millions of yen)

Assets
Current assets	2,136,405

Cash and deposits	865,431
Trade notes receivable	5,777
Trade accounts receivable	553,585
Marketable securities	82,001
Other receivables	109,368
Deposits paid	3,655
Advance payments	4,077
Short-term loans	112,253
Deferred tax assets	195,700
Allowance for doubtful receivables	(1,259)
Finished goods, merchandise and semi-finished goods	89,394
Raw materials, supplies and work in process	74,981
Other current assets	41,442

Fixed assets	2,854,856

Tangible fixed assets	356,616
Buildings	145,408
Structures	6,511
Machinery and equipment	96,461
Vehicles	131
Tools, furniture and fixtures	14,615
Land	84,273
Construction in progress	9,217

Intangibles	30,609
Patent and trademark rights	3,442
Software	25,853
Facility utility and other rights	1,314

Investments and other assets	2,467,631
Investment securities	695,503
Investments in subsidiaries	1,336,392
Investments in equity, other than capital stock	1,340
Investments in equity of subsidiaries, other than capital stock	264,578
Allowance for investment loss	(108,134)
Long-term deposits paid	9,511
Deferred tax assets	88,432
Other investments and other assets	180,009

Total assets	4,991,261

(Notes)	1.	Amounts less than ¥1 million have been rounded to the nearest whole million yen amount.
	2.	Short-term receivables from subsidiaries	¥481,615 million
		Long-term receivables from subsidiaries	¥1,003 million
		Short-term payables to subsidiaries	¥877,460 million
		Long-term payables to subsidiaries	¥183,112 million
	3.	Accumulated depreciation of tangible fixed assets	¥1,219,422 million
	4.	Leased assets (computers, etc.) are not included in the above “Fixed assets.”

March 31, 2006

(in millions of yen)

Liabilities
Current liabilities	1,891,446

Trade notes payable	2,213
Trade accounts payable	476,364
Other payables	21,173
Accrued expenses	390,126
Reserve for bonuses	57,104
Accrued income taxes	1,528
Advance receipts	9,440
Deposits received	743,693
Deposits from customers	6,475
Bonds (due within one year)	100,000
Reserve for warranty costs	19,706
Reserve for sales promotion	26,608
Other current liabilities	37,016

Long-term liabilities	361,402

Bonds	100,000
Long-term deposits received	184,143
Employee retirement and severance benefits	77,259

Total liabilities	2,252,848

Shareholders’ Equity
Capital stock	258,740
Capital surplus	569,927
Capital reserve	568,212
Other capital surplus	1,715
Gains on disposal of treasury stock	1,715
Retained earnings	2,102,869
Legal reserve	52,749
Reserve for advanced depreciation	8,377
Reserve for dividends	81,000
Contingent reserve	1,918,680
Unappropriated retained earnings at end of period	42,063
Unrealized holding gains of available-for-sale securities, etc.	150,475
Treasury stock	(343,598)

Total shareholders’ equity	2,738,413

Total liabilities and shareholders’ equity	4,991,261

(Notes)	5.	Discounted export bills of exchange	¥59 million

	6.	Of the total net assets, the amount restricted from appropriation to dividends under Article 124, Paragraph 3 of the Japanese Commercial Code is ¥150,877 million.

Statement of Income

from April 1, 2005 to March 31, 2006

(in millions of yen)

Recurring Profit & Loss
Operating income and expenses
Net sales	4,472,579
Cost of sales	(3,603,401)
Selling, general and administrative expenses	(745,960)

Operating profit	123,218
Non-operating income and expenses
Non-operating income
Interest and dividends income	128,292
Other	27,935
Non-operating expenses
Interest expense	(6,029)
Other	(56,991)

Recurring profit	216,425

Non-recurring Profit & Loss
Non-recurring profit
Profit on sale of investment securities	67,114
Profit on sale of investment in subsidiaries	21,047
Profit on sale of tangible fixed assets	14,604
Profit on business transfer	4,179
Non-recurring loss
Loss on business restructuring	(113,194)
Loss on valuation of investment securities	(1,041)
Loss on valuation of investment in subsidiaries	(184,532)
Expenses associated with kerosene fan heater recall	(24,905)
Impairment losses	(2,364)

Income (loss) before income taxes	(2,667)

Provision for income taxes
Current	(9,283)
Deferred	32,395

Net income	20,445

Unappropriated retained earnings at beginning of period	43,786
Interim dividend	(22,168)
Unappropriated retained earnings at end of period	42,063

(Notes)	1.	Amounts less than ¥1 million have been rounded to the nearest whole million yen amount.
	2.	Sales to subsidiaries	¥3,030,537 million
		Purchases from subsidiaries	¥2,068,690 million
		Turnover with subsidiaries other than sales and purchases	¥98,819 million
	3.	Net income per share	¥9.08
	4.	Loss on business restructuring is mainly associated with restructuring in CRT TV-related business operations.
		Loss on valuation of investment in subsidiaries is mainly associated with the liquidation of MEI Holding Inc.

Summary of Significant Accounting Policies

1.	Valuation method of inventories:

Finished goods, semi-finished goods, work in process	Lower of cost (average) or market
Merchandise, raw materials, supplies	Lower of cost determined by last purchase price method, or market

2.	Valuation method of securities:

Investments in subsidiaries and affiliates	Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

3.	Derivatives Market valuation method

4.	Method of depreciation of tangible fixed assets:

A reasonable number of years of useful life is determined for different classes of fixed assets to reflect the effects of technical innovation on equipment obsolescence (typically reducing the legally stipulated years of useful life by around 20–30%). Depreciation is calculated using the declining balance method.

5.	Method of amortization of intangible assets:

With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.

6.	Provision of allowance for investment loss:

Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.

7.	Accrual for employee retirement and severance benefits:

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transfer obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards (the transfer obligation excluding the substitutional portion amounting to ¥17,115 million) is being amortized on a straight-line basis over 15 years.

Prior service cost is recognized based on the straight-line method over the average service years of employees remaining at the time when the cost is incurred.

The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, based on the average years of remaining service of employees at the time such actuarial gains and losses arose.

8.	Leases:

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.

9.	Basis of hedge accounting:

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts, currency options, interest swap and commodity futures trading.

10.	Consumption tax, etc. are excluded from all items in the statement of income.

Change of Accounting Policy

From fiscal 2006, the Company adopted the new accounting standard for impairment of fixed assets, “Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” (Business Accounting Deliberation Council, August 9, 2002), and “Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets” (Financial Accounting Standard Implementation Guidance No.6, Accounting Standards Board of Japan, October 31, 2003). This led to an increased net loss before income taxes of ¥2,364 million.

Proposed Allocation of Profit

(in yen)

Unappropriated retained earnings at end of period	42,063,403,217

Allocation proposed as follows:
Year-end dividend	22,095,319,910
¥10 per share
Directors’ bonuses	240,000,000
Corporate auditors’ bonuses	18,000,000
Reserve for advanced depreciation	4,927,144,084

Unappropriated retained earnings carried forward to the next period	14,782,939,223

(Notes)	1.	An interim dividend in the aggregate of ¥22,167,780,680 (¥10 per share) was distributed (payable November 30, 2005).
	2.	The reserve for advanced depreciation is based on the provisions of the special taxation measures law.

Copy of Report of Accounting Auditors Concerning

Consolidated Financial Statements

Independent Auditors’ Report

May 10, 2006
To: The Board of Directors
Matsushita Electric Industrial Co., Ltd.

KPMG AZSA & Co. Yasumi Katsuki Certified Public Accountant

Masahiro Mekada Certified Public Accountant

Tsuyoshi Takeuchi Certified Public Accountant

We have audited the consolidated balance sheet and the consolidated statement of income (referred to as “the financial statements” hereinafter) of Matsushita Electric Industrial Co., Ltd. (the Company) for the 99th fiscal period from April 1, 2005 to March 31, 2006 for the purpose of reporting under the provisions of Article 19-2, Paragraph 3 of the former “Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.” These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes those considered necessary for the subsidiaries.

In our opinion, the consolidated financial statements present properly the financial position and the result of operations of the Matsushita Group, including Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries, in conformity with the related regulations and the Articles of Incorporation of the Company.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Copy of Report of the Board of Corporate Auditors Concerning

Consolidated Financial Statements

Audit Report Concerning Consolidated Financial Statements

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 99th fiscal period from April 1, 2005 to March 31, 2006 and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method of Audit

Each Corporate Auditor has performed examinations, in accordance with the audit policy and the audit schedules set by the Board of Corporate Auditors, and after receiving auditors’ reports and opinions on the consolidated financial statements from Directors, the Internal Auditing Department, other employees and Accounting Auditors.

2.	Results of Audit

The method of audit employed by KPMG AZSA & Co. and the results thereof are proper and fair.

May 12, 2006

Board of Corporate Auditors

Kazumi Kawaguchi Senior Corporate Auditor

Yukio Furuta Senior Corporate Auditor

Yasuo Yoshino Corporate Auditor

Ikuo Hata Corporate Auditor

(Note)	Yasuo Yoshino and Ikuo Hata are outside corporate auditors as provided in Article 18, Paragraph 1 of the former “Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

Copy of Report of Accounting Auditors

Independent Auditors’ Report

May 10, 2006

To: The Board of Directors
Matsushita Electric Industrial Co., Ltd.

KPMG AZSA & Co.

Yasumi Katsuki Certified Public Accountant

Masahiro Mekada Certified Public Accountant

Tsuyoshi Takeuchi Certified Public Accountant

We have audited the balance sheet, the statement of income, the business report (as far as the accounting data are concerned) and the proposed allocation of profit (referred to as “the financial statements” hereinafter) and the supplemental schedules (as far as the accounting data are concerned) of Matsushita Electric Industrial Co., Ltd. (the Company) for the 99th fiscal period from April 1, 2005 to March 31, 2006 for the purpose of reporting under the provisions of Article 2, Paragraph 1 of the former “Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.” With respect to the aforementioned business report and the supplemental schedules, our audit was limited to those matters based on the accounting records of the Company. These financial statements and supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and supplemental schedules based on our audits as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedules. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes those considered necessary for the subsidiaries.

In our opinion,

(1)	the balance sheet and the statement of income present properly the financial position and the result of operations of the Company in conformity with related regulations and the Articles of Incorporation of the Company,

(2)	in accordance with changes in accounting policy, the Company has adopted the new accounting standard for impairment of fixed assets from the fiscal period under review and the Company’s financial statements and supplemental schedules for the 99th fiscal period have been prepared in conformity with “Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” (Business Accounting Deliberation Council, August 9, 2002), and “Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets” (Financial Accounting Standard Implementation Guidance No.6, October 31, 2003),

(3)	the business report, as far as the accounting data included in such report are concerned, presents properly the status of the Company in conformity with related regulations and the Articles of Incorporation of the Company,

(4)	the statement of proposed allocation of profit has been prepared in conformity with related regulations and the Articles of Incorporation of the Company, and

(5)	the supplemental schedules as far as the accounting data included in such schedules are concerned have been prepared in conformity with the provisions of the former Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Copy of Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the performance of duties of Directors during the 99th fiscal period from April 1, 2005 to March 31, 2006, and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method of Audit

Each Corporate Auditor has performed examinations, in accordance with the audit policy and the audit schedules set by the Board of Corporate Auditors, as follows:

(1)	Each Corporate Auditor has attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operations of the Company from Directors, the Internal Auditing Department and other employees, perused important documents including those subject to executive approval, conducted examination of conditions of business and assets at the head office and other major business offices, and requested from the Company’s subsidiaries reports on their operations when deemed necessary.

(2)	Each Corporate Auditor has monitored independence of accounting auditors, also received from accounting auditors reports concerning accounting audit and their opinions and conducted examinations of accounting documents and important transaction records.

(3)	With respect to the Directors’ engaging in competing transactions, transactions involving conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares – these various actions all being specified in Article 133, Paragraph 1 of the former Japanese Commercial Code Enforcement Regulations, each Corporate Auditor has, in addition to the audit procedures described above, requested Directors and other parties reports on the state of compliance by Directors with laws and regulations, the state of enforcement of internal control measures as well as the transactions referred to above, and conducted investigations and examinations as deemed necessary.

2.	Results of Audit

In the opinion of the Board of Corporate Auditors:

(1)	with respect to the Directors’ execution of their duties, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found; moreover, with regard to actions specified in Article 133, Paragraph 1 of the former Japanese Commercial Code Enforcement Regulations, no violation of duties by any Director has been found; in addition, with regard to the Directors’ execution of their duties related to subsidiaries, nothing has been found that would necessitate comment;

(2)	the method of audit employed by KPMG AZSA & Co. and the results thereof are proper and fair;

(3)	the contents of the business report present fairly the position of the Company pursuant to laws and regulations and the Articles of lncorporation;

(4)	the proposed allocation of profit contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances; and

(5)	the supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on.

May 12, 2006

Board of Corporate Auditors

Kazumi Kawaguchi	Yukio Furuta
Senior Corporate Auditor	Senior Corporate Auditor

Yasuo Yoshino	Ikuo Hata
Corporate Auditor	Corporate Auditor

(Note)	Yasuo Yoshino and Ikuo Hata are outside corporate auditors as provided in Article 18, Paragraph 1 of the former “Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

[Reference Material for Exercise of Voting Rights]

The bills and reference materials:

Bill No. 1: To approve the proposed allocation of profit with respect to the 99th fiscal period

It is proposed that the allocation of profit shall be made as shown in detail on page 26 herein, taking into consideration the management environment and future business development.

Matsushita has managed its businesses in a manner reflecting the Company’s belief in the importance of profit return to shareholders. Along with the implementation of a mid-term growth strategy, the Company’s policy regarding returns to shareholders takes into consideration consolidated business performance in order to enhance the shareholder-oriented management.

In line with this policy, regarding the year-end dividend for this fiscal period, management hereby proposes that a cash distribution be made at the rate of 10 yen per share of common stock. If approved, total dividends for the 99th fiscal period, including the interim dividend already paid, will be 20 yen per share of common stock.

Matsushita also proposes the payment of bonuses to 19 directors and 4 corporate auditors of the Company in amounts equal to those paid in the previous fiscal period.

Bill No. 2: To make partial amendments to the Company’s Articles of Incorporation

1.	Reasons for the amendments*

1)	In connection with the enforcement of the Company Law (Law No. 86, 2005) and the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law (hereinafter the “Maintenance Law”) (Law No. 87, 2005), which became effective on May 1, 2006, the Company proposes the following amendments:

(i)	As stipulated by the Maintenance Law, the Company’s Articles of Incorporation will clearly state that the Company shall have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditors; that the Company shall issue share certificates representing its issued shares; and that the Company shall appoint a transfer agent. (Proposed amendments: Articles 4, 7 and 10)

(ii)	The Company will be able to provide, via the Internet, shareholders with necessary information that should be described or indicated in the documents attached to the notices of general meetings of shareholders such as reference documents for the meetings. (Proposed amendments: Article 17)

(iii)	The Board of Directors of the Company will be able to adopt its resolutions in writing or via electronic means without meetings in order to promptly adopt resolutions when necessary. (Proposed amendments: Article 25)

(iv)	As with outside Directors, the Company will be able to enter into agreements with outside Corporate Auditors, which limit the liabilities of the outside Corporate Auditors, in order to ensure that they are capable of sufficiently fulfilling their duties. (Proposed amendments: Article 33, Paragraph 2)

(v)	The Company will be able to determine, by a resolution of the Board of Directors, distributions of surplus, in order to encourage the active payment of dividends and the Company’s own share repurchases and cancellations, taking into consideration consolidated business performance, in accordance with the Company’s policy for providing returns to shareholders. (Proposed amendments: Article 37)

(vi)	Amendments to the wording of the Articles of Incorporation shall be made such as changing terminology and expressions to reflect the Company Law.

2)	The Company proposes amendments to the numbering of articles or revisions to wording in connection with the additions or deletions of articles, and overall modifications to article numbering and phrasing.

*	The above proposed amendments, in connection with the enforcement of the Company Law in Japan, does not prevent shareholder proposals.

2.	Amendments

The current Articles of Incorporation and the proposed amendments are as follows:

(Proposed amendments are underlined)

Current Articles	Proposed Amendments

CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS

(Newly introduced as shown on the right)

Article 4. (Corporate Organization)

In addition to general meetings of shareholders and Directors, the Company shall have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditors.

Article 4. (Texts are omitted herein)	Article 5. (Current Article 4 shall be renumbered Article 5 and the texts thereof shall be the same as present)

CHAPTER II SHARES	CHAPTER II SHARES

Article 5. (Total Number of Shares) (Texts are omitted herein)	Article 6. (Total Number of Authorized Shares) (Texts are not amended)

(Newly introduced as shown on the right)	Article 7. (Issuance of Share Certificates) The Company shall issue share certificates representing its issued shares.

Article 6. (Purchase of Own Shares)

The Company may, pursuant to the provision of Article 211- 3, Paragraph 1, Item 2 of the Commercial Code, by a resolution of the Board of Directors, purchase its own shares.

(Current Article 6 shall be deleted)

Article 7. (Number of Shares Constituting One Unit of

Shares)

The number of shares constituting one unit (tangen) of shares shall be one thousand (1,000).

(Newly introduced as shown on the right)

Article 8. (Non-issuance of Certificate of Shares Constituting less than One Unit of Shares)

The Company shall not issue certificate of shares constituting less than one unit of shares (hereinafter referred to as “shares not constituting a full unit”).

However, this does not apply to the cases which are determined by the Company’s Share Handling Regulations.

Article 8. (Number of Shares Constituting One Unit of Shares

and Non-issuance of Share Certificates for Shares Constituting Less than One Unit)

1.      The number of shares constituting one unit (tangen) of shares shall be one thousand (1,000).

2.      Notwithstanding Article 7, the Company shall not issue certificates of shares consisting less than one unit of shares (hereinafter referred to as the “shares not constituting a full unit”).

However, this does not apply to the cases which are determined by the Company’s Share Handling Regulations.

(Current Article 8 shall be deleted)

Current Articles	Proposed Amendments

Article 10. (Record Date)

The Company shall deem those shareholders having voting rights whose names are registered as such in writing or in digital format on the register of shareholders (including register of beneficial shareholders; hereinafter the same interpretation being applicable) as of the end of each fiscal period as the shareholders entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders for such fiscal period.

In addition to the preceding paragraph, the Company shall, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and registered pledgees whose names appear as such in writing or in digital format on the register of shareholders as of a designated date as the shareholders or pledgees entitled to exercise their rights.

(Current Article 10 shall be deleted)

Article 11. (Transfer Agent)

The Company shall appoint a transfer agent with respect to shares.

The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto.

The register of shareholders and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent, and the handling business related to shares, such as registration of transfer of shares, purchase and sale by the Company of shares not constituting a full unit, etc., shall be handled by the transfer agent and the Company shall not handle such business.

Article 10. (Transfer Agent)

1.      The Company shall appoint a transfer agent with respect to shares.

2.      The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto.

3.      The preparation and the keeping of the register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable), the register of stock acquisition rights and the register of lost share certificates of the Company and any other matter related to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the transfer agent, and the Company shall not handle such business.

Article 12. (Share Handling Regulations)

Registration of transfers of shares, purchase and sale by the Company of shares not constituting a full unit and other handling business related to shares of the Company shall be governed by, in addition to these Articles of Incorporation, the Share Handling Regulations established by the Board of Directors.

Article 11. (Share Handling Regulations)

Handling business and handling fees related to shares of the Company shall be governed by, in addition to applicable laws and ordinances or these Articles of Incorporation, the Share Handling Regulations established by the Board of Directors.

CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS

Article 13. (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day immediately following the day on which the accounts are closed, and an extraordinary general meeting of shareholders may be convened whenever necessary.

Article 12. (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months after the end of each business year, and an extraordinary general meeting of shareholders may be convened whenever necessary.

Current Articles	Proposed Amendments

(Newly introduced as shown on the right)

Article 13. (Record Date of Ordinary General Meeting of

Shareholders)

The Company shall deem those shareholders having voting rights, whose names are registered as such in writing or in digital format on the register of shareholders as of the end of each business year, as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders with respect to such business year.

Article 14. (Chairman of General Meetings of Shareholders)

Chairmanship of general meetings of shareholders shall be assumed by the President.

Should the President be unable to act, one of the other Representative Directors shall take his/her place as previously determined by the Board of Directors.

Article 14. (Chairman)

1.      Chairmanship of general meetings of shareholders shall be assumed by the President.

2.      Should the President be unable to act, one of the other Representative Directors shall be the chairman of the general meeting of shareholders in accordance with the order previously determined by the Board of Directors.

Article 15. (Method of Adopting Resolutions)

Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the votes of shareholders present or represented at the meeting.

Special resolutions of general meetings of shareholders pursuant to Article 343 of the Commercial Code shall be adopted by not less than two-thirds of the votes of the shareholders present or represented at the meetings, who hold not less than one-third of the votes of all shareholders.

Article 15. (Method of Adopting Resolutions)

1.      Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the votes of shareholders entitled to exercise voting rights who are present or represented at the meeting.

2.      Resolutions of general meetings of shareholders pursuant to Article 309, Paragraph 2 of the Company Law shall be adopted by not less than two-thirds of the votes of the shareholders present or represented at the meetings, who hold not less than one-third of the votes of all shareholders entitled to exercise voting rights.

Article 16. (Exercise of Voting Rights through Proxy)

A shareholder may exercise his/her voting rights through a proxy who is also a shareholder of the Company entitled to exercise voting rights; provided, however, that such shareholder or the proxy must submit to the Company a power of attorney authorizing such proxy.

Article 16. (Exercise of Voting Rights through Proxy)

A shareholder may exercise his/her voting rights through one proxy who is also a shareholder of the Company entitled to exercise voting rights; provided, however, that such shareholder or the proxy must submit to the Company a power of attorney authorizing such proxy for each relevant general meeting of shareholders.

(Newly introduced as shown on the right)

Article 17. (Disclosure through Internet and Deemed

Delivery of Reference Documents, etc. for General

Meeting of Shareholders)

Upon convening a general meeting of shareholders, the Company may be deemed to have provided shareholders with necessary information that should be described or indicated in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with laws and ordinances.

Current Articles	Proposed Amendments

CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS, ETC. Article 17. (Number of Directors) (Texts are omitted herein)	CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS, ETC. Article 18. (Number) (Texts are not amended)

Article 18. (Election of Directors)	Article 19. (Election)

Directors shall be elected at a general meeting of shareholders. Resolutions for such election shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third of the voting rights held by the total shareholders.

No cumulative voting shall be used with respect to the resolutions for the election of Directors.

1.      Directors shall be elected at a general meeting of shareholders.

2.      Resolutions for election of Directors shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third of the voting rights held by the total shareholders entitled to exercise their voting rights.

3.      No cumulative voting shall be used with respect to the resolutions for the election of Directors.

Article 19. (Representative Directors and Directors with

Special Titles)

The Company may, by a resolution of the Board of Directors, appoint from among the Directors one Chairman of the Board of Directors, one Vice Chairman of the Board of Directors, one President, and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors.

The Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President, Executive Vice Presidents and Senior Managing Directors shall severally represent the Company.

Article 20. (Representative Directors and Directors with

Special Titles)

1.      The Company may, by a resolution of the Board of Directors, appoint from among the Directors one Chairman of the Board of Directors, one Vice Chairman of the Board of Directors, one President, and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors.

2.      The Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President, Executive Vice Presidents and Senior Managing Directors shall severally represent the Company.

Article 20. (Terms of Office of Directors)

The terms of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one (1) year from their assumption of office.

Article 21. (Terms of Office)

The terms of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year of the Company ending within one

(1) year from their election.

Article 21. (Remuneration and Retirement Allowances for Directors) Remuneration and retirement allowances for Directors shall be determined at a general meeting of shareholders.

Article 22. (Remuneration, etc.)

Remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the “Remuneration, etc.”) to Directors shall be determined by a resolution of a general meeting of shareholders.

Current Articles	Proposed Amendments

Article 22. (Limitation of Director’s Liability)

The Company may, pursuant to the provisions of Article 266, Paragraph 12 of the Commercial Code, by a resolution of the Board of Directors, exempt a Director (including a former Director) from the liability for his/her actions set forth in Article 266, Paragraph 1, Item 5 of the Commercial Code to the extent permitted by applicable laws and ordinances.

The Company may, pursuant to the provisions of Article 266, Paragraph 19 of the Commercial Code, enter into an agreement with an outside Director of the Company, which limits the liability for his/her actions set forth in Article 266, Paragraph 1, Item 5 of the Commercial Code to the aggregate amount of the amounts provided for in each item of Article 266, Paragraph 19 of the Commercial Code.

Article 23. (Limitation of Director’s Liability)

1.      The Company may, pursuant to Article 426, Paragraph 1 of the Company Law, by a resolution of the Board of Directors, exempt a Director (including a former Director) from the liability for his/her actions set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by applicable laws and ordinances.

2.      The Company may, pursuant to Article 427, Paragraph 1 of the Company Law, enter into an agreement with an outside Director of the Company, which limits the liability for his/her actions set forth in Article 423, Paragraph 1 of the Company Law to the aggregate amount of the amounts provided for in each item of Article 425, Paragraph 1 of the Company Law.

Article 23. (Notice of Convocation of a Meeting of Board of

Directors)

Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor three (3) days in advance of the date set for the meeting; provided, however, that in case of urgency this period may be shortened.

Article 24. (Notice of Convocation of a Meeting of Board of

Directors)

Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days in advance of the date set for the meeting; provided, however, that in case of urgent needs this period may be shortened.

(Newly introduced as shown on the right)

Article 25. (Abbreviation of Resolution of Board of

Directors)

The Company shall deem that a resolution of the Board of Directors is adopted when it meets the requirements set forth in Article 370 of the Company Law.

Article 24. (Regulations of Board of Directors)

Matters to be resolved by the Board of Directors and any other details concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

Article 26. (Regulations of Board of Directors)

Matters related to the Board of Directors shall be governed by, in addition to applicable laws and ordinances or these Articles of Incorporation, the Regulations of the Board of Directors established by the Board of Directors.

Article 25. (Executive Officers)

The Company may, by a resolution of the Board of Directors, appoint Executive Officers in charge of the execution of the business of the Company.

Duties of Executive Officers and other matters relating to Executive Officers shall be governed by the Regulations of Executive Officers established by the Board of Directors.

Article 27. (Executive Officers)

1.      The Company may, by a resolution of the Board of Directors, appoint Executive Officers in charge of the execution of the business of the Company.

2.      Matters relating to Executive Officers shall be governed by the Regulations of Executive Officers established by the Board of Directors.

CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 26. (Number of Corporate Auditors) (Texts are omitted herein)	Article 28. (Number) (Texts are not amended)

Current Articles	Proposed Amendments

Article 27. (Election of Corporate Auditors)

Corporate Auditors shall be elected at a general meeting of shareholders.

Resolutions for such election shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third of the voting rights held by the total shareholders.

Article 29. (Election)

1.      Corporate Auditors shall be elected at a general meeting of shareholders.

2.      Resolutions for election of Corporate Auditors shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third of the voting rights held by the total shareholders entitled to exercise their voting rights.

Article 28. (Full-time Corporate Auditors and Senior Corporate

Auditors)

The Company shall appoint one or more Full-time Corporate Auditor(s) who shall be selected by the Corporate Auditors from among their number.

The Company may appoint one or more Senior Corporate Auditor(s) who shall be selected by the Corporate Auditors from among their number.

Article 30. (Full-time Corporate Auditors and Senior

Corporate Auditors)

1.      The Board of Corporate Auditors shall, by its resolution, appoint from among the Corporate Auditors one or more Full-time Corporate Auditor(s).

2.      The Board of Corporate Auditors may, by its resolution, appoint one or more Senior Corporate Auditor(s).

Article 29. (Terms of office of Corporate Auditors)

The terms of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within four (4) years from their assumption of office.

Article 31. (Terms of office)

The terms of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last business year of the Company ending within four (4) years from their election.

Article 30. (Remuneration and Retirement Allowances for Corporate Auditors)	Article 32. (Remuneration, etc.)
Remuneration and retirement allowances for Corporate Auditors shall be determined at a general meeting of shareholders.	Remuneration, etc. for Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

Article 31. (Limitation of Corporate Auditor’s Liability)

The Company may, pursuant to Article 280, Paragraph 1 of the Commercial Code, by a resolution of the Board of Directors, exempt a Corporate Auditor (including a former Corporate Auditor) from his/her liability to the extent permitted by applicable laws and ordinances.

Article 33. (Limitation of Corporate Auditor’s Liability)

1.      The Company may, pursuant to Article 426, Paragraph 1 of the Company Law, by a resolution of the Board of Directors, exempt a Corporate Auditor (including a former Corporate Auditor) from the liability for his/her actions set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by applicable laws and ordinances.

(Newly introduced as shown on the right)

2.      The Company may, pursuant to Article 427, Paragraph 1 of the Company Law, enter into an agreement with an outside Corporate Auditor of the Company, which limits the liability for his/her actions set forth in Article 423, Paragraph 1 of the Company Law to the aggregate amount of the amounts provided for in each item of Article 425, Paragraph 1 of the Company Law.

Article 32. (Notice of Convocation of a Meeting of Board of

Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor three (3) days in advance of the date set for the meeting; provided, however, that in case of urgency this period may be shortened.

Article 34. (Notice of Convocation of a Meeting of Board of

Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days in advance of the date set for the meeting; provided, however, that in case of urgent needs, this period may be shortened.

Current Articles	Proposed Amendments

Article 33. (Regulations of Board of Corporate Auditors)

Matters to be resolved by the Board of Corporate Auditors and any other details concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Article 35. (Regulations of Board of Corporate Auditors)

Matters related to the Board of Corporate Auditors shall be governed by, in addition to applicable laws and ordinances or these Articles of Incorporation, the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

CHAPTER VI

ACCOUNTS

Article 34. (Fiscal Year and Closing of Accounts)

The fiscal year of the Company shall commence on April 1 each year and end on March 31 the next following year and the accounts shall be closed on the last day of each fiscal year.

CHAPTER VI ACCOUNTS Article 36. (Business Year) The business year of the Company shall commence on April 1 each year and end on March 31 the next following year.

Article 35. (Dividends)	Article 37. (Organization to Determine Distribution of Surplus, etc.)
Dividends of the Company shall be paid to those shareholders or registered pledgees whose names appear as such in writing or in digital format on the register of shareholders at the end of each fiscal period.	Unless otherwise provided by law, the Company may determine, by a resolution of the Board of Directors, a distribution of surplus or other matters set forth in each item of Article 459, Paragraph 1 of the Company Law.

Article 36. (Interim Dividends)

The Company may, by a resolution of the Board of Directors, pay interim dividends (cash distributions as provided in Article 293-5 of the Commercial Code; hereinafter the same being applicable) to those shareholders or registered pledgees whose names appear as such in writing or in digital format on the register of shareholders as of the close of September 30 of each year.

(Newly introduced as shown on the right)

Article 38. (Record Date of Distribution of Surplus)

1.      The Company may pay year-end dividends as a distribution of surplus to those shareholders or registered pledgees whose names appear as such in writing or in digital format on the register of shareholders as of the close of every business year, and pay interim dividends as a distribution of surplus to such shareholders or registered pledgees as of the close of September 30 of each business year.

2.      Other than as provided in the immediately preceding paragraph, a distribution of surplus may be made by setting a record date.

Article 37. (Expiration Period for Dividends and Interim

Dividends)

In case dividends or interim dividends shall not be received within three (3) years from the commencement of payment thereof, the Company shall be relieved from the obligation for the payment thereof.

Dividends and interim dividends shall bear no interest.

Article 39. (Expiration Period for Distribution of Surplus)

In the event a distribution of surplus is made by cash and

shall not be received within three (3) years from the commencement of payment thereof, the Company shall be relieved from the obligation for the payment thereof.

Dividends shall bear no interest.

CHAPTER VII MISCELLANEOUS RULES Article 38. (Transfer Agent of Bonds or Debentures) The Company shall appoint a transfer agent or agents in respect to bonds or debentures issued by the Company.	(Current CHAPTER VII shall be deleted) (Current Article 38 shall be deleted)

Note:	In cases where we will make partial amendments of articles only in Japanese, which do not affect the meaning of the English translations of the articles, we will not amend the English translations.

Bill No. 3: To elect 17 directors

The terms of office of all 19 directors currently in office will expire at the conclusion of the 99th Ordinary General Meeting of Shareholders, at which time Yoichi Morishita, Kazuo Toda, Yoshitaka Hayashi and Masaki Akiyama will resign as directors.

In connection with this, the election of 17 directors, including 2 new directors, is hereby proposed.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares
(1) Masayuki Matsushita	Apr.	1968	Joined the Company;	7,913,351 shares

October 16, 1945	Feb.	1986	Director of the Company;

	June	1990	Managing Director of the Company;

	June	1992	Senior Managing Director of the Company;

	June	1996	Executive Vice President of the Company;

	June	2000	Vice Chairman of the Board of Directors.

	(Chairman of PHP Institute Inc.)

	(President of Matsushita Real Estate Co., Ltd.)

	(President of The Matsushita International Foundation)

(2) Kunio Nakamura	Apr.	1962	Joined the Company;	42,000 shares

July 5, 1939	June	1993	Director of the Company;

	June	1996	Managing Director of the Company;

	June	1997	Senior Managing Director of the Company;

	June	2000	President of the Company.

	(Chairman of Association for Electric Home Appliances)

	(Chairman of Home Electric Appliances Fair Trade Conference)

	(Chairman of the Japanesque Modern Committee)

(3) Takami Sano	Apr.	1966	Joined the Company;	31,923 shares

April 2, 1943	June	1998	Director of the Company, and Director of Corporate Industrial Marketing and Sales Division;

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company, President of Panasonic Automotive Systems Company, and in charge of Industrial Sales;

	June	2005	Executive Vice President of the Company, and Representative in Tokyo;

	Apr.	2006	In charge of Panasonic Systems Solutions Company, Corporate eNet Business Division and Corporate Construction Business Promotion Division.

(4) Susumu Koike	Apr.	1970	Joined the Company;	25,562 shares

November 15, 1945	June	1998	Director of the Company, and in charge of semiconductor technology;

	June	2000	Managing Director of the Company;

	Apr.	2001	President of Semiconductor Company;

	June	2003	Senior Managing Director of the Company, and in charge of Technology, Intellectual Property and Camera Modules Business;

	Apr.	2006	Executive Vice President of the Company, and in charge of Semiconductor Company.

(5) Tetsuya Kawakami	Apr.	1965	Joined the Company;	17,057 shares

December 7, 1941	June	2000	Director of the Company, and in charge of Finance and Accounting;

	June	2003	Managing Director of the Company, and in charge of Finance and Accounting;

	June	2004	Senior Managing Director of the Company;

	Apr.	2006	Executive Vice President of the Company.

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares
(6) Fumio Ohtsubo	Apr.	1971	Joined the Company;	25,000 shares

September 5, 1945	June	1998	Director of the Company, and Vice President of AVC Company;

	June	2000	Managing Director of the Company;

	June	2002	In charge of Storage Devices Business;

	Jan.	2003	President of Panasonic AVC Networks Company;

	June	2003	Senior Managing Director of the Company.

(7) Toshihiro Sakamoto	Apr.	1970	Joined the Company;	16,278 shares

October 27, 1946	June	2000	Director of the Company, Vice President of AVC Company, and in charge of Visual Products Group;

	June	2003	In charge of Corporate Planning;

	June	2004	Managing Director of the Company;

	Apr.	2006	Senior Managing Director, and President of Panasonic AVC Networks Company.

	(President of Kibi Matsushita Co., Ltd.)

	(President of Katano Matsushita Co., Ltd.)

(8) Takahiro Mori	Apr.	1970	Joined the Company;	10,060 shares

June 16, 1947	Apr.	2001	Director of Corporate Communications Division;

	June	2003	Executive Officer of the Company;

	Oct.	2004	Vice Chairman of Showroom Strategic Committee;

	June	2005	Managing Director, and in charge of Corporate Communications Division;

	Apr.	2006	In charge of Corporate Planning.

(9) Shinichi Fukushima	Apr.	1971	Joined the Company;	11,005 shares

November 13, 1948	Apr.	1997	General Manager of Corporate Personnel Dept. of the Company;

	June	2003	Director of the Company, and in charge of Personnel and General Affairs;

	June	2005	Managing Director of the Company.

	(President of Matsushita Electric Corporate Pension Fund)

(10) Ikuo Uno	Mar.	1959	Joined Nippon Life Insurance Company;	0 shares

January 4, 1935	July	1986	Director of Nippon Life Insurance Company;

	Apr.	1997	President of Nippon Life Insurance Company;

	Apr.	2005	Chairman, Nippon Life Insurance Company;

	June	2005	Director of the Company.

	(Chairman, Nippon Life Insurance Company)

(11) Yoshifumi Nishikawa	Apr.	1961	Joined The Sumitomo Bank, Ltd.;	0 shares

August 3, 1938	June	1986	Director of The Sumitomo Bank, Ltd.;

	June	1997	President of The Sumitomo Bank, Ltd.;

	Dec.	2002	President of Sumitomo Mitsui Financial Group, Inc.;

	June	2005	Director of the Company;

	Jan.	2006	President, CEO of Japan Post Corporation.

	(President, CEO of Japan Post Corporation)

(12) Hidetsugu Otsuru	Apr.	1967	Joined the Company;	23,000 shares

August 20, 1943	June	1998	Director of the Company (resigned in March 1999);

	Apr.	1999	President of Matsushita Electronics Corporation;

	June	2001	Managing Director of the Company;

	June	2002	In charge of Quality Administration and Environmental Affairs;

	June	2003	In charge of Facility Management;

	Feb.	2006	Director of the Company;

	May	2006	In charge of Fan Heaters Recall Affairs Division.

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares
(13) Mikio Ito	Apr.	1969	Joined the Company;	9,000 shares

November 29, 1946	Apr.	1997	General Manager of Industrial Relations Dept. of the Company;

	June	2003	Director of Tokyo Branch;

	June	2004	Director of the Company, Director of Corporate Legal Affairs Division, in charge of Corporate Risk Management, Corporate Information Security
			and Business Ethics.

(14) Ikusaburo Kashima	July	1971	Joined Ministry of International Trade and Industry;	3,000 shares

October 8, 1948	July	1999	Director General of Price Bureau of Economic Planning Agency;

	Jan.	2001	Retired from office at Ministry of Economy, Trade and Industry;

	June	2003	Vice Chairman of Information Technology Promotion Agency;

	June	2004	Joined the Company as an Executive Counsellor;

	June	2005	Director of the Company and Deputy Chief of Overseas Operations.

(15) Masaharu Matsushita	May	1940	Joined the Company;	9,598,637 shares

September 17, 1912	Oct.	1947	Director of the Company;

	Aug.	1949	Vice President of the Company;

	Jan.	1961	President of the Company;

	Feb.	1977	Chairman of the Board of Directors;

	June	2000	Honorary Chairman of the Board of Directors and Executive Advisor.

(16) Shunzo Ushimaru*	Apr.	1968	Joined the Company;	28,578 shares

May 5, 1944	June	2002	In charge of Corporate Marketing Division for Panasonic Brand;

	June	2003	Executive Officer of the Company;

	June	2004	Managing Executive Officer of the Company;

	Apr.	2006	Senior Managing Executive Officer of the Company, in charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales / Electrical Supplies Sales / Project Sales and Building Products Sales, Advertising, Panasonic Center, Logistics, Corporate CS Division and Design, Chairman of Corporate Brand Committee and Showroom Strategic Committee.

(17) Junji Esaka*	Apr.	1969	Joined the Company;	111,000 shares

December 19, 1946	Apr.	2003	Vice President of Matsushita Home Appliances Company, in charge of Refrigeration and Air Conditioning Business;

	June	2003	Executive Officer of the Company;

	Feb.	2006	Managing Executive Officer of the Company, and in charge of Appliances Business, President of Matsushita Home Appliances Company, in charge of Lighting Company and Healthcare Business Company.

	(President of Matsushita Refrigeration Company)

(Notes)	1.	No conflicting interest exists between the Company and any of the above candidates.
	2.	Asterisks (*) denote candidates to be newly elected as director.
	3.	Ikuo Uno and Yoshifumi Nishikawa are candidates for outside directors.
	4.	All of the above candidates have stated agreement with the policy toward large-scale purchases of Matsushita shares, the ESV (Enhancement of Shareholder Value) Plan that was resolved at a meeting of the Board of Directors on April 28, 2006 (for details of the plan, please see page 18 of this Notice).

Bill No. 4: To elect 1 corporate auditor

The election of a new corporate auditor is hereby proposed. Prior consent of the Board of Corporate Auditors has been obtained as to this proposal.

The particulars of the candidate are as follows:

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares
Hiroyuki Takahashi	Apr.	1959	Joined Mitsui & Co., Ltd.;	0 shares

March1, 1937	June	1993	Director, Director of Human Resources of Mitsui Co., Ltd.;

	June	1996	Executive Managing Officer of Mitsui & Co., Ltd.;

	June	1997	Corporate Auditor of Mitsui & Co., Ltd.;

	Oct.	2000	Executive Managing Director and Secretary-General of Japan Corporate Auditors Association;

	Oct.	2005	Director of Japan Corporate Auditors Association (will retire as Director on June 25, 2006).

(Notes)	1.	No conflicting interest exists between the Company and the above candidate.
	2.	Hiroyuki Takahashi is a candidate for outside corporate auditor.

Bill No. 5:	To approve the payment of retirement allowances to retiring directors for their meritorious service and final allowances related to the termination of the Company’s benefit system for retiring directors and corporate auditors

It is proposed that retirement allowances be granted to Messrs. Yoichi Morishita, Kazuo Toda, Yoshitaka Hayashi and Masaki Akiyama, who will retire as directors upon expiration of their terms at the conclusion of this shareholders’ meeting, in respective amounts within a specified range according to the Company’s standards.

In addition, at a meeting of the Board of Directors on April 28, 2006, the Company resolved to terminate the benefit system for retiring directors and corporate auditors and adopt a new annual remuneration system that reflects each individual’s contribution with effect from the conclusion of this shareholders’ meeting. As a result, it is proposed that final allowances be granted to 15 directors and 4 auditors of the Company in office for services rendered thus far during their terms of office, in respective amounts within a specified range according to the Company’s standards.

Final allowances shall be paid to the individuals concerned upon retirement from their posts as director or corporate auditor, and the decision as to the exact amounts to be granted and the time and method of payment is to be entrusted to the Company’s Board of Directors or Corporate Auditors upon their mutual consultation, respectively.

Brief personal careers of the directors and corporate auditors to be granted retirement allowances and final allowances are as listed below.

1. Directors retiring upon expiration of their terms at the conclusion of this shareholders’ meeting.

Name	Brief personal career
Yoichi Morishita	Feb.	1987	Director of the Company;

	June	1989	Managing Director of the Company;

	June	1990	Senior Managing Director of the Company;

	Dec.	1992	Executive Vice President of the Company;

	Feb.	1993	President of the Company;

	June	2000	Chairman of the Board of Directors.

Kazuo Toda	June	1994	Director of the Company;

	June	1996	Managing Director of the Company;

	June	1999	Senior Managing Director of the Company;

	June	2003	Executive Vice President of the Company.

Yoshitaka Hayashi	June	2000	Director of the Company;

	June	2003	Managing Director of the Company;

	June	2005	Senior Managing Director of the Company;

	Feb.	2006	Resigned from post as Senior Managing Director and appointed to Director of the Company.

Masaki Akiyama	June	2004	Director of the Company.
2. Directors and Corporate Auditors remaining in their posts at the conclusion of this shareholders’ meeting.
Name	Brief personal career
Masayuki Matsushita	Feb.	1986	Director of the Company;

	June	1990	Managing Director of the Company;

	June	1992	Senior Managing Director of the Company;

	June	1996	Executive Vice President of the Company;

	June	2000	Vice Chairman of the Board of Directors.

Kunio Nakamura	June	1993	Director of the Company;

	June	1996	Managing Director of the Company;

	June	1997	Senior Managing Director of the Company;

	June	2000	President of the Company.

Takami Sano	June	1998	Director of the Company;

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company;

	June	2005	Executive Vice President of the Company.

Susumu Koike	June	1998	Director of the Company;

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company;

	Apr.	2006	Executive Vice President of the Company.

Tetsuya Kawakami	June	2000	Director of the Company;

	June	2003	Managing Director of the Company;

	June	2004	Senior Managing Director of the Company;

	Apr.	2006	Executive Vice President of the Company.

Fumio Ohtsubo	June	1998	Director of the Company;

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company.

Name	Brief personal career
Toshihiro Sakamoto	June	2000	Director of the Company;

	June	2004	Managing Director of the Company;

	Apr.	2006	Senior Managing Director of the Company.

Takahiro Mori	June	2005	Managing Director of the Company.

Shinichi Fukushima	June	2003	Director of the Company;

	June	2005	Managing Director of the Company.

Ikuo Uno	June	2005	Director of the Company.

Yoshifumi Nishikawa	June	2005	Director of the Company.

Hidetsugu Otsuru	June	2001	Managing Director of the Company;

	Feb.	2006	Director of the Company.

Mikio Ito	June	2004	Director of the Company.

Ikusaburo Kashima	June	2005	Director of the Company.

Masaharu Matsushita	Oct.	1947	Director of the Company;

	Aug.	1949	Executive Vice President of the Company;

	Jan.	1961	President of the Company;

	Feb.	1977	Chairman of the Board of Directors;

	June	2000	Honorary Chairman of the Board of Directors and Executive Advisor.

Kazumi Kawaguchi	June	2003	Senior Corporate Auditor of the Company.

Yukio Furuta	June	2004	Senior Corporate Auditor of the Company.

Yasuo Yoshino	June	2003	Corporate Auditor of the Company.

Ikuo Hata	June	2004	Corporate Auditor of the Company.

Disclaimer Regarding Forward-Looking Statements

This Notice includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.